# Evaluation Of Proposed Drilling
# And Secondary Development
# Black Oaks & Nickel Town Areas
# Winterschied Field
# Woodson & Greenwood Counties, Kansas

### As of
### October 1, 2007

Prepared for
Steve Cochennet
EnerJex Resources

Prepared by
Randy B. Miller, PE
1712 N Westfield St
Wichita, Kansas 67212

October 17, 2007

# Randy B Miller, PE

1712 N Westfield St
Wichita, KS 67212
Phone: 316-722-6459
Fax: 316-722-4351
Email: RMiller110@cox.net

October 17,2007


Steve Cochennet
EnerJex Resources
7300 W. 110th Street, 7th Floor
Overland Park, KS 66210

Dear Steve:

At your request, I have prepared an estimate of the reserves, future production and income attributable to the Black Oaks and Nickel Town Areas of the Winterschied Field Drilling and Secondary Development Project as of October 1, 2007. The project consists of 26 leases located in Greenwood and Woodson Counties, Kansas. The properties have produced 4,900,000 Bbls with current production of 84 BOPD from 100 active producing wells. The evaluation was based on constant prices and expenses.

The recoverable reserves and income attributable thereto have a direct relationship to the hydrocarbon prices actually received, therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized in the attached tables.

### History

The project in the Black Oaks Area was implemented in the second quarter of 2007. 25 producing wells and 9 injection wells have been drilled with 18 active producing wells and 5 active injection wells. The remainder of the wells are in the process of completion or waiting on injection permits. The average sales from the Black Oaks Area has increased from 31 BOPD in the first quarter of 2007 to 57 BOPD in September, 2007.

### Ownership

The EnerJex Resources 100% working interest is burdened with a 5% carried working interest convertible to a 30% working interest at project payout. For modeling purposes the conversion was applied on January, 2013 for the Black Oaks Area and January, 2014 for the Nickel Town Area.

### Oil Price

The evaluation was based on $70/Bbl field oil price held constant.


### Proved Developed Producing Reserves

The proved developed producing reserves were based on extrapolation of the historical data. The current operating costs were estimated at $320/producing well/month.

### Development Drilling

EnerJex Resources indicated 25 additional drilling locations in the Black Oaks Area and 75 drilling location in the Nickel Town Area are available. The exact locations of the development wells were not available. The current active producing wells exhibit remaining reserves from 1,300 Bbls per well to 15,000 Bbls per well with an average of 4,300 Bbls per well. Based on the average remaining reserves from the current wells, the reserves from development wells were estimated at 5,000 Bbls per well. The

initial production was estimated at 4 BOPD declining to 2 BOPD in 7 months then declining exponentially for the life of the well.

The estimated drilling costs of $95,000 per well were supplied by EnerJex Resources. The timing of development drilling is shown on the attached investment schedule. Risk factors were not applied.

## Waterflood

The waterflood development as proposed by Enerjex Resources consists of drilling 36 additional injection wells in the Black Oaks Area and 60 injection wells in the Nickel Town Area at a cost of $80,000 per well. Incremental operating costs of the water injection system was estimated at $250 per month per injection well. Risk factors were not applied.

The estimate of future waterflood production was based on analogy with the Arco Flood (Sections 29,30 & 32-23S-14E) located one mile west of the Nickel Town Area and two miles northeast of the Black Oaks Area. The Arco flood was initiated in 1960. Decline curve analysis indicates the secondary recovery was approximately equal to 50% of the primary recovery.

From 1969 to 1977 water was injected into the Erhardt, Ryser A, Ryser B, Ryser C and Westlake leases of the Nickel Town area. Production increases during this period indicate approximately 120,000 Bbls of secondary oil were recovered. This is a furture indication that the reservoir is floodable.

In my opinion there is a 60% chance (Base Case) the secondary recovery will be similar to the Arco Flood with a 20% chance (Low Case) the recovery will be significantly lower and a 20% chance (High Case) the recovery will be significantly higher. For modeling purposes the Base Case was estimated at 1,650,000 Bbls incremental waterflood recovery for the Black Oaks Area and 950,000 Bbls incremental waterflood recovery from the Nickel Town Area. The waterflood recovery from the Nickel Town area was reduced to take into account the 120,000 Bbls waterflood oil recovered in the 1970's. The Low Case was based on 50% of the Base Case and the High Case was based on 150% of the Base Case.

The reserves included in this report are estimates only and should not be construed as exact values. Actual recoveries could be higher or lower than indicated. Randy B. Miller, PE does not have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on the estimated reserves and future income from the subject properties.

Sincerely,


Randy B. Miller, PE
Consulting Petroleum Engineer

# Economic Summary

## Black Oaks Area - Base Case

Based on Constant $70/Bbl
Conversion of 5% Carried Interest to 30% WI on 1/2013

| | Proved Developed Producing | Development Drilling | Waterflood | Total Project |
|---|---|---|---|---|
| **Well Count** | | | | |
| Active (10/2007) | 53 | - | 5 | 58 |
| Drilled - Not Online | - | 7 | 4 | 11 |
| Conversion to Injector | - | - | - | - |
| Future Drilling | - | 25 | 36 | 61 |
| Total | 53 | 32 | 45 | 130 |
| | | | | |
| Gross Cumulative Oil | 2,896,897 | - | - | 2,896,897 |
| Gross Remaining Oil | 364,060 | 160,000 | 1,650,000 | 2,174,060 |
| Gross Ultimate Oil | 3,260,957 | 160,000 | 1,650,000 | 5,070,957 |
| | | | | |
| Net Remaining Oil - Bbls | 234,827 | 113,575 | 1,025,675 | 1,374,077 |
| | | | | |
| Economic Life - Years | 38.1 | 17.6 | 50.0 | 50.0 |
| | | | | |
| Required Investment | $ - | $ 2,375,000 | $ 3,395,475 | $ 5,770,475 |
| | | | | |
| **Future Net Cashflow** | | | | |
| Undiscounted | $ 10,500,975 | $ 3,874,803 | $ 61,072,035 | $ 75,447,813 |
| 5% Discounted | $ 6,965,622 | $ 2,837,378 | $ 31,759,823 | $ 41,562,823 |
| 8% Discounted | $ 5,788,330 | $ 2,376,760 | $ 23,307,553 | $ 31,472,643 |
| 9% Discounted | $ 5,482,318 | $ 2,243,255 | $ 21,222,114 | $ 28,947,687 |
| 10% Discounted | $ 5,208,708 | $ 2,118,341 | $ 19,397,559 | $ 26,724,608 |
| 12% Discounted | $ 4,740,630 | $ 1,891,473 | $ 16,366,389 | $ 22,998,492 |
| 15% Discounted | $ 4,187,272 | $ 1,599,773 | $ 12,937,734 | $ 18,724,779 |
| 20% Discounted | $ 3,523,912 | $ 1,213,417 | $ 9,074,613 | $ 13,811,942 |
| 30% Discounted | $ 2,712,962 | $ 686,500 | $ 4,812,745 | $ 8,212,207 |

10/17/2007

# Economic Summary

## Black Oaks Area - Low Case
Based on Constant $70/Bbl
Conversion of 5% Carried Interest to 30% WI on 1/2013

|  | Proved Developed Producing | Development Drilling | Waterflood | Total Project |
|---|---|---|---|---|
| **Well Count** | | | | |
| Active (10/2007) | 53 | - | 5 | 58 |
| Drilled - Not Online | - | 7 | 4 | 11 |
| Conversion to Injector | - | - | - | - |
| Future Drilling | - | 25 | 36 | 61 |
| Total | 53 | 32 | 45 | 130 |
| | | | | |
| Gross Cumulative Oil | 2,896,897 | - | - | 2,896,897 |
| Gross Remaining Oil | 364,060 | 160,000 | 825,000 | 1,349,060 |
| Gross Ultimate Oil | 3,260,957 | 160,000 | 825,000 | 4,245,957 |
| | | | | |
| Net Remaining Oil - Bbls | 234,827 | 113,575 | 503,355 | 851,757 |
| | | | | |
| Economic Life - Years | 38.1 | 17.6 | 50.0 | 50.0 |
| | | | | |
| Required Investment | $ - | $ 2,375,000 | $ 3,395,475 | $ 5,770,475 |
| | | | | |
| **Future Net Cashflow** | | | | |
| Undiscounted | $ 10,500,975 | $ 3,874,803 | $ 24,922,785 | $ 39,298,563 |
| 5% Discounted | $ 6,965,622 | $ 2,837,378 | $ 10,055,717 | $ 19,858,717 |
| 8% Discounted | $ 5,788,330 | $ 2,376,760 | $ 6,356,495 | $ 14,521,585 |
| 9% Discounted | $ 5,482,318 | $ 2,243,255 | $ 5,496,189 | $ 13,221,762 |
| 10% Discounted | $ 5,208,708 | $ 2,118,341 | $ 4,762,099 | $ 12,089,148 |
| 12% Discounted | $ 4,740,630 | $ 1,891,473 | $ 3,583,028 | $ 10,215,131 |
| 15% Discounted | $ 4,187,272 | $ 1,599,773 | $ 2,314,818 | $ 8,101,863 |
| 20% Discounted | $ 3,523,912 | $ 1,213,417 | $ 979,387 | $ 5,716,716 |
| 30% Discounted | $ 2,712,962 | $ 686,500 | $ (349,879) | $ 3,049,583 |

10/17/2007

# Economic Summary

## Black Oaks Area - High Case
Based on Constant $70/Bbl
Conversion of 5% Carried Interest to 30% WI on 1/2013

| | Proved Developed Producing | Development Drilling | Waterflood | Total Project |
|---|---|---|---|---|
| **Well Count** | | | | |
| Active (10/2007) | 53 | - | 5 | 58 |
| Drilled - Not Online | - | 7 | 4 | 11 |
| Conversion to Injector | - | - | - | - |
| Future Drilling | - | 25 | 36 | 61 |
| Total | 53 | 32 | 45 | 130 |
| | | | | |
| Gross Cumulative Oil | 2,896,897 | - | - | 2,896,897 |
| Gross Remaining Oil | 364,060 | 160,000 | 2,475,000 | 2,999,060 |
| Gross Ultimate Oil | 3,260,957 | 160,000 | 2,475,000 | 5,895,957 |
| | | | | |
| Net Remaining Oil - Bbls | 234,827 | 113,575 | 1,547,611 | 1,896,013 |
| | | | | |
| Economic Life - Years | 38.1 | 17.6 | 50.0 | 50.0 |
| | | | | |
| Required Investment | $ - | $ 2,375,000 | $ 3,395,475 | $ 5,770,475 |
| | | | | |
| **Future Net Cashflow** | | | | |
| Undiscounted | $ 10,500,975 | $ 3,874,803 | $ 97,194,694 | $ 111,570,472 |
| 5% Discounted | $ 6,965,622 | $ 2,837,378 | $ 53,002,073 | $ 62,805,073 |
| 8% Discounted | $ 5,788,330 | $ 2,376,760 | $ 39,867,046 | $ 48,032,136 |
| 9% Discounted | $ 5,482,318 | $ 2,243,255 | $ 36,584,263 | $ 44,309,836 |
| 10% Discounted | $ 5,208,708 | $ 2,118,341 | $ 33,696,173 | $ 41,023,222 |
| 12% Discounted | $ 4,740,630 | $ 1,891,473 | $ 28,861,822 | $ 35,493,925 |
| 15% Discounted | $ 4,187,272 | $ 1,599,773 | $ 23,331,781 | $ 29,118,826 |
| 20% Discounted | $ 3,523,912 | $ 1,213,417 | $ 17,007,625 | $ 21,744,954 |
| 30% Discounted | $ 2,712,962 | $ 686,500 | $ 9,880,333 | $ 13,279,795 |

10/17/2007

| | Investment Schedule | | | | | | |
|---|---|---|---|---|---|---|---|
| | Black Oaks Area | | | | | | |
| | Woodson & Greenwood Counties, Kansas | | | | | | |
| | | | | | | | |
| | Development Drilling | | | Waterflood | | | Total |
| Date | Investment | Description | | Investment | Description | | Project |
| Nov-07 | $ 190,000 | Drill 2 Development Wells | | | | | $ 190,000 |
| Dec-07 | | | | $ 320,000 | Drill 4 Injection Wells | | $ 320,000 |
| Jan-08 | | | | | | | $ - |
| Feb-08 | | | | | | | $ - |
| Mar-08 | $ 380,000 | Drill 4 Development Wells | | $ 80,000 | Drill 1 Injection Well | | $ 460,000 |
| Apr-08 | $ 380,000 | Drill 4 Development Wells | | $ 80,000 | Drill 1 Injection Well | | $ 460,000 |
| May-08 | $ 380,000 | Drill 4 Development Wells | | $ 80,000 | Drill 1 Injection Well | | $ 460,000 |
| Jun-08 | $ 380,000 | Drill 4 Development Wells | | $ 80,000 | Drill 1 Injection Well | | $ 460,000 |
| Jul-08 | $ 380,000 | Drill 4 Development Wells | | $ 80,000 | Drill 1 Injection Well | | $ 460,000 |
| Aug-08 | $ 285,000 | Drill 3 Development Wells | | $ 160,000 | Drill 2 Injection Wells | | $ 445,000 |
| Sep-08 | | | | $ 915,475 | Drill 5 Injection Well + Injection Plant etc. | | $ 915,475 |
| Oct-08 | | | | $ 400,000 | Drill 5 Injection Well | | $ 400,000 |
| Nov-08 | | | | $ 400,000 | Drill 5 Injection Well | | $ 400,000 |
| Dec-08 | | | | $ 400,000 | Drill 5 Injection Well | | $ 400,000 |
| Jan-09 | | | | $ 400,000 | Drill 5 Injection Well | | $ 400,000 |
| | | | | | | | |
| Total | $ 2,375,000 | | | $ 3,395,475 | | | $ 5,770,475 |

10/15/2007

# Economic Summary

## Nickel Town Area - Base Case
Based on Constant $70/Bbl
Reversion of 5% Carried Interest to 30% WI on 1/2014

| | Proved Developed Producing | Development Drilling | Waterflood | Total Project |
|---|---|---|---|---|
| **Well Count** | | | | |
| Active (10/2007) | 47 | - | - | 47 |
| Drilled - Not Online | - | - | - | - |
| Conversion to Injector | - | - | 7 | 7 |
| Future Drilling | - | 75 | 60 | 135 |
| Total | 47 | 75 | 67 | 189 |
| | | | | |
| Gross Cumulative Oil | 2,014,188 | - | - | 2,014,188 |
| Gross Remaining Oil | 169,954 | 375,000 | 950,000 | 1,494,954 |
| Gross Ultimate Oil | 2,184,142 | 375,000 | 950,000 | 3,509,142 |
| | | | | |
| Net Remaining Oil - Bbls | 113,453 | 272,797 | 606,112 | 992,362 |
| | | | | |
| Economic Life - Years | 29.4 | 18.5 | 41.5 | 41.5 |
| | | | | |
| Required Investment | $ - | $ 7,125,000 | $ 6,495,380 | $ 13,620,380 |
| | | | | |
| **Future Net Cashflow** | | | | |
| Undiscounted | $ 3,792,690 | $ 7,944,013 | $ 27,997,468 | $ 39,734,171 |
| 5% Discounted | $ 2,672,539 | $ 5,276,841 | $ 13,337,686 | $ 21,287,066 |
| 8% Discounted | $ 2,262,195 | $ 4,124,304 | $ 8,818,066 | $ 15,204,565 |
| 9% Discounted | $ 2,151,976 | $ 3,794,859 | $ 7,689,204 | $ 13,636,039 |
| 10% Discounted | $ 2,052,147 | $ 3,488,730 | $ 6,699,674 | $ 12,240,551 |
| 12% Discounted | $ 1,878,553 | $ 2,938,460 | $ 5,056,938 | $ 9,873,951 |
| 15% Discounted | $ 1,668,835 | $ 2,243,289 | $ 3,214,140 | $ 7,126,264 |
| 20% Discounted | $ 1,411,438 | $ 1,348,745 | $ 1,192,887 | $ 3,953,070 |
| 30% Discounted | $ 1,089,517 | $ 195,527 | $ (868,082) | $ 416,962 |

# Economic Summary

## Nickel Town Area - Low Case
Based on Constant $70/Bbl
Reversion of 5% Carried Interest to 30% WI on 1/2014

| | Proved Developed Producing | Development Drilling | Waterflood | Total Project |
|---|---|---|---|---|
| **Well Count** | | | | |
| Active (10/2007) | 47 | - | - | 47 |
| Drilled - Not Online | - | - | - | - |
| Conversion to Injector | - | - | 7 | 7 |
| Future Drilling | - | 75 | 60 | 135 |
| Total | 47 | 75 | 67 | 189 |
| | | | | |
| Gross Cumulative Oil | 2,014,188 | - | - | 2,014,188 |
| Gross Remaining Oil | 169,954 | 375,000 | 475,000 | 1,019,954 |
| Gross Ultimate Oil | 2,184,142 | 375,000 | 475,000 | 3,034,142 |
| | | | | |
| Net Remaining Oil - Bbls | 113,453 | 272,797 | 291,033 | 677,283 |
| | | | | |
| Economic Life - Years | 29.4 | 18.5 | 50.0 | 50.0 |
| | | | | |
| Required Investment | $ - | $ 7,125,000 | $ 6,495,380 | $ 13,620,380 |
| | | | | |
| **Future Net Cashflow** | | | | |
| Undiscounted | $ 3,792,690 | $ 7,944,013 | $ 3,898,877 | $ 15,635,580 |
| 5% Discounted | $ 2,672,539 | $ 5,276,841 | $ (1,568,155) | $ 6,381,225 |
| 8% Discounted | $ 2,262,195 | $ 4,124,304 | $ (2,847,862) | $ 3,538,637 |
| 9% Discounted | $ 2,151,976 | $ 3,794,859 | $ (3,126,655) | $ 2,820,180 |
| 10% Discounted | $ 2,052,147 | $ 3,488,730 | $ (3,355,092) | $ 2,185,785 |
| 12% Discounted | $ 1,878,553 | $ 2,938,460 | $ (3,696,722) | $ 1,120,291 |
| 15% Discounted | $ 1,668,835 | $ 2,243,289 | $ (4,011,397) | $ (99,273) |
| 20% Discounted | $ 1,411,438 | $ 1,348,745 | $ (4,237,771) | $ (1,477,588) |
| 30% Discounted | $ 1,089,517 | $ 195,527 | $ (4,225,235) | $ (2,940,191) |

10/17/2007

# Economic Summary

## Nickel Town Area - High Case
Based on Constant $70/Bbl
Reversion of 5% Carried Interest to 30% WI on 1/2014

| | Proved Developed Producing | Development Drilling | Waterflood | Total Project |
|---|---|---|---|---|
| **Well Count** | | | | |
| Active (10/2007) | 47 | - | - | 47 |
| Drilled - Not Online | - | - | - | - |
| Conversion to Injector | - | - | 7 | 7 |
| Future Drilling | - | 75 | 60 | 135 |
| Total | 47 | 75 | 67 | 189 |
| | | | | |
| Gross Cumulative Oil | 2,014,188 | - | - | 2,014,188 |
| Gross Remaining Oil | 169,954 | 375,000 | 1,425,000 | 1,969,954 |
| Gross Ultimate Oil | 2,184,142 | 375,000 | 1,425,000 | 3,984,142 |
| | | | | |
| Net Remaining Oil - Bbls | 113,453 | 272,797 | 924,265 | 1,310,515 |
| | | | | |
| Economic Life - Years | 29.4 | 18.5 | 39.3 | 39.3 |
| | | | | |
| Required Investment | $ - | $ 7,125,000 | $ 6,495,380 | $ 13,620,380 |
| | | | | |
| **Future Net Cashflow** | | | | |
| Undiscounted | $ 3,792,690 | $ 7,944,013 | $ 50,575,746 | $ 62,312,449 |
| 5% Discounted | $ 2,672,539 | $ 5,276,841 | $ 28,015,456 | $ 35,964,836 |
| 8% Discounted | $ 2,262,195 | $ 4,124,304 | $ 20,559,610 | $ 26,946,109 |
| 9% Discounted | $ 2,151,976 | $ 3,794,859 | $ 18,641,656 | $ 24,588,491 |
| 10% Discounted | $ 2,052,147 | $ 3,488,730 | $ 16,938,072 | $ 22,478,949 |
| 12% Discounted | $ 1,878,553 | $ 2,938,460 | $ 14,056,854 | $ 18,873,867 |
| 15% Discounted | $ 1,668,835 | $ 2,243,289 | $ 10,728,410 | $ 14,640,534 |
| 20% Discounted | $ 1,411,438 | $ 1,348,745 | $ 6,915,551 | $ 9,675,734 |
| 30% Discounted | $ 1,089,517 | $ 195,527 | $ 2,718,439 | $ 4,003,483 |

10/17/2007

| | Development Drilling | | | Waterflood | | | Total |
|---|---|---|---|---|---|---|---|
| Date | Investment | Description | | Investment | Description | | Project |
| Apr-08 | $ 760,000 | Drill 8 Development Wells | | | | | $ 760,000 |
| May-08 | $ 760,000 | Drill 8 Development Wells | | | | | $ 760,000 |
| Jun-08 | $ 760,000 | Drill 8 Development Wells | | | | | $ 760,000 |
| Jul-08 | $ 380,000 | Drill 4 Development Wells | | $ 1,167,690 | Drill 4 Injection Wells + Injection Plant etc. | | $ 1,547,690 |
| Aug-08 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Wells | | $ 700,000 |
| Sep-08 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Wells | | $ 700,000 |
| Oct-08 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Wells | | $ 700,000 |
| Nov-08 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Wells | | $ 700,000 |
| Dec-08 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Wells | | $ 700,000 |
| Jan-09 | $ 380,000 | Drill 4 Development Wells | | $ 1,167,690 | Drill 4 Injection Wells + Injection Plant etc. | | $ 1,547,690 |
| Feb-09 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Wells | | $ 700,000 |
| Mar-09 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Wells | | $ 700,000 |
| Apr-09 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Wells | | $ 700,000 |
| May-09 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Wells | | $ 700,000 |
| Jun-09 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Wells | | $ 700,000 |
| Jul-09 | $ 285,000 | Drill 3 Development Wells | | $ 400,000 | Drill 5 Injection Wells | | $ 685,000 |
| Aug-09 | | | | $ 560,000 | Drill 7 Injection Wells | | $ 560,000 |
| | | | | | | | |
| Total | $ 7,125,000 | | | $ 6,495,380 | | | $ 13,620,380 |

Investment Schedule
Nickel Town Area
Woodson County, Kansas

10/15/2007

# Economic Summary

## Black Oaks & Nickel Town Areas Combined - Base Case
Based on Constant $70/Bbl
Reversion of 5% Carried Interest to 30% WI on 1/2013 (Black Oaks) or 1/2014 (Nickel Town)

| | Proved Developed Producing | Development Drilling | Waterflood | Total Project |
|---|---|---|---|---|
| **Well Count** | | | | |
| Active (10/2007) | 100 | - | 5 | 105 |
| Drilled - Not Online | - | 7 | 4 | 11 |
| Conversion to Injector | - | - | 7 | 7 |
| Future Drilling | - | 100 | 96 | 196 |
| Total | 100 | 107 | 112 | 319 |
| | | | | |
| Gross Cumulative Oil | 4,911,085 | - | - | 4,911,085 |
| Gross Remaining Oil | 534,014 | 535,000 | 2,600,000 | 3,669,014 |
| Gross Ultimate Oil | 5,445,099 | 535,000 | 2,600,000 | 8,580,099 |
| | | | | |
| Net Remaining Oil - Bbls | 348,280 | 386,372 | 1,631,787 | 2,366,439 |
| | | | | |
| Economic Life - Years | 38.1 | 18.5 | 50.0 | 50.0 |
| | | | | |
| Required Investment | $ - | $ 9,500,000 | $ 9,890,855 | $ 19,390,855 |
| | | | | |
| **Future Net Cashflow** | | | | |
| Undiscounted | $ 14,293,665 | $ 11,818,816 | $ 89,049,503 | $ 115,161,984 |
| 5% Discounted | $ 9,638,162 | $ 8,114,219 | $ 45,097,509 | $ 62,849,890 |
| 8% Discounted | $ 8,050,525 | $ 6,501,064 | $ 32,125,619 | $ 46,677,208 |
| 9% Discounted | $ 7,634,294 | $ 6,038,114 | $ 28,911,318 | $ 42,583,726 |
| 10% Discounted | $ 7,260,855 | $ 5,607,071 | $ 26,097,234 | $ 38,965,160 |
| 12% Discounted | $ 6,619,183 | $ 4,829,932 | $ 21,423,327 | $ 32,872,442 |
| 15% Discounted | $ 5,856,107 | $ 3,843,062 | $ 16,151,874 | $ 25,851,043 |
| 20% Discounted | $ 4,935,351 | $ 2,562,162 | $ 10,267,500 | $ 17,765,013 |
| 30% Discounted | $ 3,802,479 | $ 882,027 | $ 3,944,663 | $ 8,629,169 |

10/17/2007

# Economic Summary

## Black Oaks & Nickel Town Areas Combined - Low Case
Based on Constant $70/Bbl
Reversion of 5% Carried Interest to 30% WI on 1/2013 (Black Oaks) or 1/2014 (Nickel Town)

| | Proved Developed Producing | Development Drilling | Waterflood | Total Project |
|---|---|---|---|---|
| **Well Count** | | | | |
| Active (10/2007) | 100 | - | 5 | 105 |
| Drilled - Not Online | - | 7 | 4 | 11 |
| Conversion to Injector | - | - | 7 | 7 |
| Future Drilling | - | 100 | 96 | 196 |
| Total | 100 | 107 | 112 | 319 |
| | | | | |
| Gross Cumulative Oil | 4,911,085 | - | - | 4,911,085 |
| Gross Remaining Oil | 534,014 | 535,000 | 1,300,000 | 2,369,014 |
| Gross Ultimate Oil | 5,445,099 | 535,000 | 1,300,000 | 7,280,099 |
| | | | | |
| Net Remaining Oil - Bbls | 348,280 | 386,372 | 794,388 | 1,529,040 |
| | | | | |
| Economic Life - Years | 38.1 | 18.5 | 50.0 | 50.0 |
| | | | | |
| Required Investment | $ - | $ 9,500,000 | $ 9,890,855 | $ 19,390,855 |
| | | | | |
| **Future Net Cashflow** | | | | |
| Undiscounted | $ 14,293,665 | $ 11,818,816 | $ 28,821,662 | $ 54,934,143 |
| 5% Discounted | $ 9,638,162 | $ 8,114,219 | $ 8,487,562 | $ 26,239,943 |
| 8% Discounted | $ 8,050,525 | $ 6,501,064 | $ 3,508,633 | $ 18,060,222 |
| 9% Discounted | $ 7,634,294 | $ 6,038,114 | $ 2,369,534 | $ 16,041,942 |
| 10% Discounted | $ 7,260,855 | $ 5,607,071 | $ 1,407,007 | $ 14,274,933 |
| 12% Discounted | $ 6,619,183 | $ 4,829,932 | $ (113,694) | $ 11,335,421 |
| 15% Discounted | $ 5,856,107 | $ 3,843,062 | $ (1,696,579) | $ 8,002,590 |
| 20% Discounted | $ 4,935,351 | $ 2,562,162 | $ (3,258,383) | $ 4,239,130 |
| 30% Discounted | $ 3,802,479 | $ 882,027 | $ (4,575,114) | $ 109,392 |

10/17/2007

# Economic Summary

## Black Oaks & Nickel Town Areas Combined - High Case

Based on Constant $70/Bbl

Reversion of 5% Carried Interest to 30% WI on 1/2013 (Black Oaks) or 1/2014 (Nickel Town)

| | Proved Developed Producing | Development Drilling | Waterflood | Total Project |
|---|---|---|---|---|
| **Well Count** | | | | |
| Active (10/2007) | 100 | - | 5 | 105 |
| Drilled - Not Online | - | 7 | 4 | 11 |
| Conversion to Injector | - | - | 7 | 7 |
| Future Drilling | - | 100 | 96 | 196 |
| Total | 100 | 107 | 112 | 319 |
| | | | | |
| Gross Cumulative Oil | 4,911,085 | - | - | 4,911,085 |
| Gross Remaining Oil | 534,014 | 535,000 | 3,900,000 | 4,969,014 |
| Gross Ultimate Oil | 5,445,099 | 535,000 | 3,900,000 | 9,880,099 |
| | | | | |
| Net Remaining Oil - Bbls | 348,280 | 386,372 | 2,471,876 | 3,206,528 |
| | | | | |
| Economic Life - Years | 38.1 | 18.5 | 50.0 | 50.0 |
| | | | | |
| Required Investment | $           - | $   9,500,000 | $   9,890,855 | $   19,390,855 |
| | | | | |
| **Future Net Cashflow** | | | | |
| Undiscounted | $ 14,293,665 | $ 11,818,816 | $ 147,770,440 | $ 173,882,921 |
| 5% Discounted | $   9,638,162 | $   8,114,219 | $   81,017,529 | $   98,769,910 |
| 8% Discounted | $   8,050,525 | $   6,501,064 | $   60,426,656 | $   74,978,245 |
| 9% Discounted | $   7,634,294 | $   6,038,114 | $   55,225,920 | $   68,898,328 |
| 10% Discounted | $   7,260,855 | $   5,607,071 | $   50,634,246 | $   63,502,172 |
| 12% Discounted | $   6,619,183 | $   4,829,932 | $   42,918,676 | $   54,367,791 |
| 15% Discounted | $   5,856,107 | $   3,843,062 | $   34,060,191 | $   43,759,360 |
| 20% Discounted | $   4,935,351 | $   2,562,162 | $   23,923,176 | $   31,420,689 |
| 30% Discounted | $   3,802,479 | $      882,027 | $   12,598,772 | $   17,283,278 |

| | Investment Schedule | | | | | | |
|---|---|---|---|---|---|---|---|
| | Black Oaks & Nickel Town Combined Area | | | | | | |
| | Woodson & Greenwood Counties, Kansas | | | | | | |
| | | | | | | | |
| | Development Drilling | | | Waterflood | | | Total |
| Date | Investment | Description | | Investment | Description | | Project |
| Nov-07 | $ 190,000 | Drill 2 Development Wells | | | | | $ 190,000 |
| Dec-07 | | | | $ 320,000 | Drill 4 Injection Wells | | $ 320,000 |
| Jan-08 | | | | | | | $ - |
| Feb-08 | | | | | | | $ - |
| Mar-08 | $ 380,000 | Drill 4 Development Wells | | $ 80,000 | Drill 1 Injection Well | | $ 460,000 |
| Apr-08 | $ 1,140,000 | Drill 12 Development Wells | | $ 80,000 | Drill 1 Injection Well | | $ 1,220,000 |
| May-08 | $ 1,140,000 | Drill 12 Development Wells | | $ 80,000 | Drill 1 Injection Well | | $ 1,220,000 |
| Jun-08 | $ 1,140,000 | Drill 12 Development Wells | | $ 80,000 | Drill 1 Injection Well | | $ 1,220,000 |
| Jul-08 | $ 760,000 | Drill 8 Development Wells | | $ 1,247,690 | Drill 5 Injection Well + Injection Plant etc. | | $ 2,007,690 |
| Aug-08 | $ 665,000 | Drill 7 Development Wells | | $ 480,000 | Drill 6 Injection Wells | | $ 1,145,000 |
| Sep-08 | $ 380,000 | Drill 4 Development Wells | | $ 1,235,475 | Drill 9 Injection Well + Injection Plant etc. | | $ 1,615,475 |
| Oct-08 | $ 380,000 | Drill 4 Development Wells | | $ 720,000 | Drill 9 Injection Well | | $ 1,100,000 |
| Nov-08 | $ 380,000 | Drill 4 Development Wells | | $ 720,000 | Drill 9 Injection Well | | $ 1,100,000 |
| Dec-08 | $ 380,000 | Drill 4 Development Wells | | $ 720,000 | Drill 9 Injection Well | | $ 1,100,000 |
| Jan-09 | $ 380,000 | Drill 4 Development Wells | | $ 1,567,690 | Drill 9 Injection Well + Injection Plant etc. | | $ 1,947,690 |
| Feb-09 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Well | | $ 700,000 |
| Mar-09 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Well | | $ 700,000 |
| Apr-09 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Well | | $ 700,000 |
| May-09 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Well | | $ 700,000 |
| Jun-09 | $ 380,000 | Drill 4 Development Wells | | $ 320,000 | Drill 4 Injection Well | | $ 700,000 |
| Jul-09 | $ 285,000 | Drill 3 Development Wells | | $ 400,000 | Drill 8 Injection Well | | $ 685,000 |
| Aug-09 | | | | $ 560,000 | Drill 7 Injection Well | | $ 560,000 |
| | | | | | | | |
| Total | $ 9,500,000 | | | $ 9,890,855 | | | $ 19,390,855 |

10/15/2007

| Date | Well Count | Gross Production Oil (Bbl) | Gross Production Gas (Mcf) | Net Production Oil (Bbl) | Net Production Gas (Mcf) | Average Prices Oil ($/Bbl) | Average Prices Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 53 | 5,051 | 0 | 4,041 | 0 | 70.00 | 0.00 | 282,865 |
| 12/2008 | 53 | 19,631 | 0 | 15,705 | 0 | 70.00 | 0.00 | 1,099,336 |
| 12/2009 | 53 | 18,744 | 0 | 14,995 | 0 | 70.00 | 0.00 | 1,049,685 |
| 12/2010 | 53 | 17,898 | 0 | 14,318 | 0 | 70.00 | 0.00 | 1,002,276 |
| 12/2011 | 53 | 17,089 | 0 | 13,672 | 0 | 70.00 | 0.00 | 957,008 |
| 12/2012 | 53 | 16,318 | 0 | 13,054 | 0 | 70.00 | 0.00 | 913,785 |
| 12/2013 | 53 | 15,581 | 0 | 9,464 | 0 | 70.00 | 0.00 | 662,447 |
| 12/2014 | 53 | 14,877 | 0 | 8,770 | 0 | 70.00 | 0.00 | 613,868 |
| 12/2015 | 53 | 14,205 | 0 | 8,373 | 0 | 70.00 | 0.00 | 586,143 |
| 12/2016 | 53 | 13,563 | 0 | 7,995 | 0 | 70.00 | 0.00 | 559,670 |
| 12/2017 | 53 | 12,951 | 0 | 7,634 | 0 | 70.00 | 0.00 | 534,392 |
| 12/2018 | 53 | 12,366 | 0 | 7,289 | 0 | 70.00 | 0.00 | 510,256 |
| 12/2019 | 53 | 11,807 | 0 | 6,960 | 0 | 70.00 | 0.00 | 487,211 |
| 12/2020 | 53 | 11,274 | 0 | 6,646 | 0 | 70.00 | 0.00 | 465,206 |
| 12/2021 | 53 | 10,765 | 0 | 6,346 | 0 | 70.00 | 0.00 | 444,195 |
| Remainder: | | 151,940 | 0 | 89,565 | 0 | 70.00 | 0.00 | 6,269,517 |
| Grand Total: | | 364,060 | 0 | 234,827 | 0 | 70.00 | 0.00 | 16,437,859 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 50,880 | 3,196 | 228,789 | 0 | 228,789 | 228,789 | 225,193 |
| 12/2008 | 203,520 | 12,422 | 883,394 | 0 | 883,394 | 1,112,182 | 819,866 |
| 12/2009 | 203,520 | 11,861 | 834,303 | 0 | 834,303 | 1,946,485 | 703,918 |
| 12/2010 | 203,520 | 11,326 | 787,430 | 0 | 787,430 | 2,733,915 | 603,976 |
| 12/2011 | 203,520 | 10,814 | 742,674 | 0 | 742,674 | 3,476,589 | 517,864 |
| 12/2012 | 203,520 | 10,326 | 699,939 | 0 | 699,939 | 4,176,527 | 443,698 |
| 12/2013 | 147,552 | 7,486 | 507,409 | 0 | 507,409 | 4,683,937 | 292,770 |
| 12/2014 | 142,464 | 6,937 | 464,468 | 0 | 464,468 | 5,148,404 | 243,332 |
| 12/2015 | 142,464 | 6,623 | 437,055 | 0 | 437,055 | 5,585,460 | 208,157 |
| 12/2016 | 142,464 | 6,324 | 410,881 | 0 | 410,881 | 5,996,341 | 177,903 |
| 12/2017 | 142,464 | 6,039 | 385,890 | 0 | 385,890 | 6,382,231 | 151,894 |
| 12/2018 | 142,464 | 5,766 | 362,027 | 0 | 362,027 | 6,744,257 | 129,547 |
| 12/2019 | 142,464 | 5,505 | 339,241 | 0 | 339,241 | 7,083,499 | 110,359 |
| 12/2020 | 142,464 | 5,257 | 317,485 | 0 | 317,485 | 7,400,984 | 93,893 |
| 12/2021 | 142,464 | 5,019 | 296,711 | 0 | 296,711 | 7,697,695 | 79,773 |
| Remainder: | 3,395,392 | 70,846 | 2,803,280 | 0 | 2,803,280 | 10,500,975 | 406,565 |
| Grand Total: | 5,751,136 | 185,748 | 10,500,975 | 0 | 10,500,975 | 10,500,975 | 5,208,708 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 10,500,975 |
| 5.00 % | 6,965,622 |
| 8.00 % | 5,788,330 |
| 9.00 % | 5,482,318 |
| 10.00 % | 5,208,708 |
| 12.00 % | 4,740,630 |
| 15.00 % | 4,187,272 |
| 20.00 % | 3,523,912 |
| 30.00 % | 2,712,962 |
| 50.00 % | 1,914,723 |
| 100.00 % | 1,187,588 |

Initial Division of Interest:

| | | | NRI | ORI |
|---|---|---|---|---|
| WI: | 100.000000 | Oil: | 80.000000 | 0.000000 |
| | | Gas: | 80.000000 | 0.000000 |
| Reversion Date: 01/2013 | | Injection: | 0.000000 | 0.000000 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 10/2045 |
| Economic Life | 457 Months |
| | 38 Years 1 Month |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 3,260,957 | 0 |
| Historic Gross | 2,896,897 | 0 |
| Gross at Eff Date | 2,896,897 | 0 |
| Remaining Gross | 364,060 | 0 |
| Remaining Net | 234,827 | 0 |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | >100 % |
| Return on Investment: | 0.00 |
| Disc Return on Invest: | 0.00 |

Lease Name: BLACK OAKS - CURRENT PRODUCERS ()

Operator:

Reservoir: MISSISSIPPI

County, ST: WOODSON/GREENWOOD, KS

Location: VARIOUS

EnerJex Resources Interests
Based on Constant $70/Bbl

Black Oaks
Proved Developed Producing

Date: 10/17/2007
Time: 1:58 PM

### BLACK OAKS - CURRENT PRODUCERS - WINTERSCHEID



Economic Limit: 10/2045
Economic Life: 457 mo
Future Net Revenue: $10,500,975
Present Worth: $5,208,708
Rate of Return: >100 %
Return on Invest: 0.00
Payout Date: n/a

Oil at Effective Date: 1,690 bbl
Oil at Economic Limit: 292 bbl
Rem Oil (Decline): 364,060 bbl
Ult Oil (Decline): 3,260,957 bbl
Oil Decline at Eff Date: 4.52 %
Cum Oil at Eff Date: 2,896,897 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 3,260,957 | 0 |
| Historic Gross | 2,896,897 | 0 |
| Gross at Eff Date | 2,896,897 | 0 |
| Remaining Gross | 364,060 | 0 |
| Remaining Net | 234,827 | 0 |

Black Oaks
Development Drilling

| Date | Well Count | Gross Production Oil (Bbl) | Gross Production Gas (Mcf) | Net Production Oil (Bbl) | Net Production Gas (Mcf) | Average Prices Oil ($/Bbl) | Average Prices Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 5 | 1,753 | 0 | 1,402 | 0 | 70.00 | 0.00 | 98,146 |
| 12/2008 | 22 | 20,448 | 0 | 16,358 | 0 | 70.00 | 0.00 | 1,145,071 |
| 12/2009 | 32 | 21,133 | 0 | 16,907 | 0 | 70.00 | 0.00 | 1,183,465 |
| 12/2010 | 32 | 18,094 | 0 | 14,475 | 0 | 70.00 | 0.00 | 1,013,243 |
| 12/2011 | 32 | 15,590 | 0 | 12,472 | 0 | 70.00 | 0.00 | 873,049 |
| 12/2012 | 32 | 13,433 | 0 | 10,746 | 0 | 70.00 | 0.00 | 752,252 |
| 12/2013 | 32 | 11,574 | 0 | 7,040 | 0 | 70.00 | 0.00 | 492,803 |
| 12/2014 | 32 | 9,973 | 0 | 5,879 | 0 | 70.00 | 0.00 | 411,517 |
| 12/2015 | 32 | 8,593 | 0 | 5,065 | 0 | 70.00 | 0.00 | 354,579 |
| 12/2016 | 32 | 7,404 | 0 | 4,365 | 0 | 70.00 | 0.00 | 305,519 |
| 12/2017 | 32 | 6,380 | 0 | 3,761 | 0 | 70.00 | 0.00 | 263,246 |
| 12/2018 | 32 | 5,497 | 0 | 3,240 | 0 | 70.00 | 0.00 | 226,823 |
| 12/2019 | 32 | 4,736 | 0 | 2,792 | 0 | 70.00 | 0.00 | 195,440 |
| 12/2020 | 32 | 4,081 | 0 | 2,406 | 0 | 70.00 | 0.00 | 168,398 |
| 12/2021 | 32 | 3,516 | 0 | 2,073 | 0 | 70.00 | 0.00 | 145,098 |
| Remainder: | | 7,794 | 0 | 4,595 | 0 | 70.00 | 0.00 | 321,617 |
| Grand Total: | | 160,000 | 0 | 113,575 | 0 | 70.00 | 0.00 | 7,950,265 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 5,120 | 1,109 | 91,917 | 190,000 | -98,083 | -98,083 | -96,926 |
| 12/2008 | 83,200 | 12,939 | 1,048,932 | 2,185,000 | -1,136,068 | -1,234,151 | -1,080,236 |
| 12/2009 | 122,880 | 13,373 | 1,047,212 | 0 | 1,047,212 | -186,939 | 884,561 |
| 12/2010 | 122,880 | 11,450 | 878,913 | 0 | 878,913 | 691,974 | 674,738 |
| 12/2011 | 122,880 | 9,865 | 740,303 | 0 | 740,303 | 1,432,277 | 516,678 |
| 12/2012 | 122,880 | 8,500 | 620,872 | 0 | 620,872 | 2,053,148 | 393,945 |
| 12/2013 | 89,088 | 5,569 | 398,146 | 0 | 398,146 | 2,451,294 | 229,961 |
| 12/2014 | 86,016 | 4,650 | 320,851 | 0 | 320,851 | 2,772,145 | 168,262 |
| 12/2015 | 86,016 | 4,007 | 264,556 | 0 | 264,556 | 3,036,701 | 126,136 |
| 12/2016 | 86,016 | 3,452 | 216,050 | 0 | 216,050 | 3,252,751 | 93,653 |
| 12/2017 | 86,016 | 2,975 | 174,256 | 0 | 174,256 | 3,427,007 | 68,676 |
| 12/2018 | 86,016 | 2,563 | 138,244 | 0 | 138,244 | 3,565,251 | 49,538 |
| 12/2019 | 86,016 | 2,208 | 107,215 | 0 | 107,215 | 3,672,466 | 34,934 |
| 12/2020 | 86,016 | 1,903 | 80,479 | 0 | 80,479 | 3,752,946 | 23,846 |
| 12/2021 | 86,016 | 1,640 | 57,443 | 0 | 57,443 | 3,810,388 | 15,481 |
| Remainder: | 253,568 | 3,634 | 64,415 | 0 | 64,415 | 3,874,803 | 15,093 |
| Grand Total: | 1,610,624 | 89,838 | 6,249,803 | 2,375,000 | 3,874,803 | 3,874,803 | 2,118,341 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 3,874,803 |
| 5.00 % | 2,837,378 |
| 8.00 % | 2,376,760 |
| 9.00 % | 2,243,255 |
| 10.00 % | 2,118,341 |
| 12.00 % | 1,891,473 |
| 15.00 % | 1,599,773 |
| 20.00 % | 1,213,417 |
| 30.00 % | 686,500 |
| 50.00 % | 129,683 |
| 100.00 % | -332,423 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 04/2025 |
| Economic Life | 211 Months |
| | 17 Years 7 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 03/2010 |
| Rate of Return: | 58.05 % |
| Return on Investment: | 2.63 |
| Disc Return on Invest: | 1.95 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 160,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 160,000 | 0 |
| Remaining Net | 113,575 | 0 |

Black Oaks
Development Drilling



Economic Limit: 04/2025
Economic Life: 211 mo
Future Net Revenue: $3,874,803
Present Worth: $2,118,341
Rate of Return: 58.046 %
Return on Invest: 2.63
Payout Date: 03/2010

Oil at Effective Date: 0 bbl
Oil at Economic Limit: 17 bbl
Rem Oil (Decline): 160,000 bbl
Ult Oil (Decline): 160,000 bbl
Oil Decline at Eff Date: 0.00 %
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 160,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 160,000 | 0 |
| Remaining Net | 113,575 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/17/2007
Time: 2:01 PM

Black Oaks
Proved Developed Producing + Development Drilling

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 58 | 6,804 | 0 | 5,443 | 0 | 70.00 | 0.00 | 381,011 |
| 12/2008 | 75 | 40,079 | 0 | 32,063 | 0 | 70.00 | 0.00 | 2,244,407 |
| 12/2009 | 85 | 39,878 | 0 | 31,902 | 0 | 70.00 | 0.00 | 2,233,149 |
| 12/2010 | 85 | 35,991 | 0 | 28,793 | 0 | 70.00 | 0.00 | 2,015,518 |
| 12/2011 | 85 | 32,680 | 0 | 26,144 | 0 | 70.00 | 0.00 | 1,830,056 |
| 12/2012 | 85 | 29,751 | 0 | 23,801 | 0 | 70.00 | 0.00 | 1,666,037 |
| 12/2013 | 85 | 27,155 | 0 | 16,504 | 0 | 70.00 | 0.00 | 1,155,250 |
| 12/2014 | 85 | 24,850 | 0 | 14,648 | 0 | 70.00 | 0.00 | 1,025,385 |
| 12/2015 | 85 | 22,798 | 0 | 13,439 | 0 | 70.00 | 0.00 | 940,722 |
| 12/2016 | 85 | 20,968 | 0 | 12,360 | 0 | 70.00 | 0.00 | 865,188 |
| 12/2017 | 85 | 19,331 | 0 | 11,395 | 0 | 70.00 | 0.00 | 797,639 |
| 12/2018 | 85 | 17,863 | 0 | 10,530 | 0 | 70.00 | 0.00 | 737,080 |
| 12/2019 | 85 | 16,544 | 0 | 9,752 | 0 | 70.00 | 0.00 | 682,650 |
| 12/2020 | 85 | 15,355 | 0 | 9,051 | 0 | 70.00 | 0.00 | 633,604 |
| 12/2021 | 85 | 14,281 | 0 | 8,418 | 0 | 70.00 | 0.00 | 589,293 |
| Remainder: | | 159,734 | 0 | 94,159 | 0 | 70.00 | 0.00 | 6,591,135 |
| Grand Total: | | 524,060 | 0 | 348,402 | 0 | 70.00 | 0.00 | 24,388,124 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 56,000 | 4,305 | 320,705 | 190,000 | 130,705 | 130,705 | 128,267 |
| 12/2008 | 286,720 | 25,362 | 1,932,326 | 2,185,000 | -252,674 | -121,969 | -260,370 |
| 12/2009 | 326,400 | 25,235 | 1,881,515 | 0 | 1,881,515 | 1,759,546 | 1,588,479 |
| 12/2010 | 326,400 | 22,775 | 1,666,343 | 0 | 1,666,343 | 3,425,889 | 1,278,714 |
| 12/2011 | 326,400 | 20,680 | 1,482,977 | 0 | 1,482,977 | 4,908,865 | 1,034,542 |
| 12/2012 | 326,400 | 18,826 | 1,320,810 | 0 | 1,320,810 | 6,229,676 | 837,643 |
| 12/2013 | 236,640 | 13,054 | 905,555 | 0 | 905,555 | 7,135,231 | 522,730 |
| 12/2014 | 228,480 | 11,587 | 785,318 | 0 | 785,318 | 7,920,549 | 411,595 |
| 12/2015 | 228,480 | 10,630 | 701,611 | 0 | 701,611 | 8,622,161 | 334,293 |
| 12/2016 | 228,480 | 9,777 | 626,932 | 0 | 626,932 | 9,249,093 | 271,555 |
| 12/2017 | 228,480 | 9,013 | 560,145 | 0 | 560,145 | 9,809,238 | 220,570 |
| 12/2018 | 228,480 | 8,329 | 500,271 | 0 | 500,271 | 10,309,509 | 179,085 |
| 12/2019 | 228,480 | 7,714 | 446,456 | 0 | 446,456 | 10,755,965 | 145,293 |
| 12/2020 | 228,480 | 7,160 | 397,964 | 0 | 397,964 | 11,153,929 | 117,739 |
| 12/2021 | 228,480 | 6,659 | 354,154 | 0 | 354,154 | 11,508,083 | 95,254 |
| Remainder: | 3,648,960 | 74,480 | 2,867,695 | 0 | 2,867,695 | 14,375,778 | 421,658 |
| Grand Total: | 7,361,760 | 275,586 | 16,750,778 | 2,375,000 | 14,375,778 | 14,375,778 | 7,327,049 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 14,375,778 |
| 5.00 % | 9,803,000 |
| 8.00 % | 8,165,090 |
| 9.00 % | 7,725,573 |
| 10.00 % | 7,327,049 |
| 12.00 % | 6,632,102 |
| 15.00 % | 5,787,045 |
| 20.00 % | 4,737,329 |
| 30.00 % | 3,399,462 |
| 50.00 % | 2,044,406 |
| 100.00 % | 855,164 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 10/2045 |
| Economic Life | 457 Months |
| | 38 Years 1 Month |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | >100 % |
| Return on Investment: | 7.05 |
| Disc Return on Invest: | 4.28 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 3,420,957 | 0 |
| Historic Gross | 2,896,897 | 0 |
| Gross at Eff Date | 2,896,897 | 0 |
| Remaining Gross | 524,060 | 0 |
| Remaining Net | 348,402 | 0 |

Black Oaks
Proved Developed Producing + Development Drilling



Economic Limit: 10/2045
Economic Life: 457 mo
Future Net Revenue: $14,375,778
Present Worth: $7,327,049
Rate of Return: >100 %
Return on Invest: 7.05
Payout Date: n/a

Oil at Effective Date: 1,690 bbl
Oil at Economic Limit: 292 bbl
Rem Oil (Decline): 524,060 bbl
Ult Oil (Decline): 3,420,957 bbl
Oil Decline at Eff Date: -10025.28 %
Cum Oil at Eff Date: 2,896,897 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 3,420,957 | 0 |
| Historic Gross | 2,896,897 | 0 |
| Gross at Eff Date | 2,896,897 | 0 |
| Remaining Gross | 524,060 | 0 |
| Remaining Net | 348,402 | 0 |

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 6 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2008 | 18 | 152 | 0 | 121 | 0 | 70.00 | 0.00 | 8,504 |
| 12/2009 | 45 | 4,803 | 0 | 3,843 | 0 | 70.00 | 0.00 | 268,975 |
| 12/2010 | 45 | 63,157 | 0 | 50,525 | 0 | 70.00 | 0.00 | 3,536,782 |
| 12/2011 | 45 | 87,219 | 0 | 69,776 | 0 | 70.00 | 0.00 | 4,884,289 |
| 12/2012 | 45 | 89,326 | 0 | 71,461 | 0 | 70.00 | 0.00 | 5,002,276 |
| 12/2013 | 45 | 85,311 | 0 | 51,825 | 0 | 70.00 | 0.00 | 3,627,784 |
| 12/2014 | 45 | 80,523 | 0 | 47,466 | 0 | 70.00 | 0.00 | 3,322,637 |
| 12/2015 | 45 | 76,003 | 0 | 44,802 | 0 | 70.00 | 0.00 | 3,136,144 |
| 12/2016 | 45 | 71,738 | 0 | 42,287 | 0 | 70.00 | 0.00 | 2,960,118 |
| 12/2017 | 45 | 67,711 | 0 | 39,914 | 0 | 70.00 | 0.00 | 2,793,972 |
| 12/2018 | 45 | 63,911 | 0 | 37,674 | 0 | 70.00 | 0.00 | 2,637,152 |
| 12/2019 | 45 | 60,323 | 0 | 35,559 | 0 | 70.00 | 0.00 | 2,489,134 |
| 12/2020 | 45 | 56,938 | 0 | 33,563 | 0 | 70.00 | 0.00 | 2,349,424 |
| 12/2021 | 45 | 53,742 | 0 | 31,679 | 0 | 70.00 | 0.00 | 2,217,555 |
| Remainder: | | 789,142 | 0 | 465,179 | 0 | 70.00 | 0.00 | 32,562,509 |
| Grand Total: | | 1,650,000 | 0 | 1,025,675 | 0 | 70.00 | 0.00 | 71,797,257 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 4,750 | 0 | -4,750 | 320,000 | -324,750 | -324,750 | -317,133 |
| 12/2008 | 53,500 | 96 | -45,092 | 2,675,475 | -2,720,567 | -3,045,317 | -2,469,595 |
| 12/2009 | 133,750 | 3,039 | 132,186 | 400,000 | -267,814 | -3,313,132 | -245,680 |
| 12/2010 | 135,000 | 39,966 | 3,361,817 | 0 | 3,361,817 | 48,685 | 2,549,839 |
| 12/2011 | 135,000 | 55,192 | 4,694,097 | 0 | 4,694,097 | 4,742,782 | 3,270,715 |
| 12/2012 | 135,000 | 56,526 | 4,810,751 | 0 | 4,810,751 | 9,553,532 | 3,048,415 |
| 12/2013 | 97,875 | 40,994 | 3,488,916 | 0 | 3,488,916 | 13,042,448 | 2,013,191 |
| 12/2014 | 94,500 | 37,546 | 3,190,591 | 0 | 3,190,591 | 16,233,039 | 1,671,524 |
| 12/2015 | 94,500 | 35,438 | 3,006,205 | 0 | 3,006,205 | 19,239,244 | 1,431,752 |
| 12/2016 | 94,500 | 33,449 | 2,832,169 | 0 | 2,832,169 | 22,071,413 | 1,226,242 |
| 12/2017 | 94,500 | 31,572 | 2,667,901 | 0 | 2,667,901 | 24,739,314 | 1,050,109 |
| 12/2018 | 94,500 | 29,800 | 2,512,852 | 0 | 2,512,852 | 27,252,166 | 899,165 |
| 12/2019 | 94,500 | 28,127 | 2,366,507 | 0 | 2,366,507 | 29,618,673 | 769,818 |
| 12/2020 | 94,500 | 26,548 | 2,228,375 | 0 | 2,228,375 | 31,847,048 | 658,986 |
| 12/2021 | 94,500 | 25,058 | 2,097,997 | 0 | 2,097,997 | 33,945,045 | 564,028 |
| Remainder: | 5,067,563 | 367,956 | 27,126,990 | 0 | 27,126,990 | 61,072,035 | 3,276,184 |
| Grand Total: | 6,518,438 | 811,309 | 64,467,510 | 3,395,475 | 61,072,035 | 61,072,035 | 19,397,559 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 61,072,035 |
| 5.00 % | 31,759,823 |
| 8.00 % | 23,307,553 |
| 9.00 % | 21,222,114 |
| 10.00 % | 19,397,559 |
| 12.00 % | 16,366,389 |
| 15.00 % | 12,937,734 |
| 20.00 % | 9,074,613 |
| 30.00 % | 4,812,745 |
| 50.00 % | 1,358,803 |
| 100.00 % | -661,915 |

Initial Division of Interest:

|  | | | NRI | ORI |
|---|---|---|---|---|
| WI: | 100.000000 | Oil: | 80.000000 | 0.000000 |
| | | Gas: | 80.000000 | 0.000000 |
| Reversion Date: | 01/2013 | Injection: | 0.000000 | 0.000000 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 12/2010 |
| Rate of Return: | 71.77 % |
| Return on Investment: | 18.99 |
| Disc Return on Invest: | 7.27 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 1,650,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 1,650,000 | 0 |
| Remaining Net | 1,025,675 | 0 |

Lease Name: BLACK OAKS WF (BASE CASE) ()
Operator: HAAS PETROLEUM
Reservoir: MISSISSIPPI
County, ST: WOODSON/GREENWOOD, KS
Location: VARIOUS

EnerJex Resources Interests
Based on Constant $70/Bbl

Black Oaks - Base Case
Waterflood

Date: 10/17/2007
Time: 2:04 PM

### BLACK OAKS WF (BASE CASE) - WINTERSCHIED



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $61,072,035
Present Worth: $19,397,559
Rate of Return: 71.765 %
Return on Invest: 18.99
Payout Date: 12/2010

Oil at Effective Date: 0 bbl
Oil at Economic Limit: 553 bbl
Rem Oil (Decline): 1,650,000 bbl
Ult Oil (Decline): 1,650,000 bbl
Oil Decline at Eff Date: 0.00 %
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

### Economics Summary:

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 1,650,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 1,650,000 | 0 |
| Remaining Net | 1,025,675 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/17/2007
Time: 2:05 PM

Black Oaks - Base Case
Proved Developed Producing + Development Drilling + Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 65 | 6,804 | 0 | 5,443 | 0 | 70.00 | 0.00 | 381,011 |
| 12/2008 | 93 | 40,231 | 0 | 32,184 | 0 | 70.00 | 0.00 | 2,252,911 |
| 12/2009 | 130 | 44,681 | 0 | 35,745 | 0 | 70.00 | 0.00 | 2,502,125 |
| 12/2010 | 130 | 99,148 | 0 | 79,319 | 0 | 70.00 | 0.00 | 5,552,301 |
| 12/2011 | 130 | 119,899 | 0 | 95,919 | 0 | 70.00 | 0.00 | 6,714,345 |
| 12/2012 | 130 | 119,077 | 0 | 95,262 | 0 | 70.00 | 0.00 | 6,668,313 |
| 12/2013 | 130 | 112,467 | 0 | 68,329 | 0 | 70.00 | 0.00 | 4,783,034 |
| 12/2014 | 130 | 105,373 | 0 | 62,115 | 0 | 70.00 | 0.00 | 4,348,022 |
| 12/2015 | 130 | 98,802 | 0 | 58,241 | 0 | 70.00 | 0.00 | 4,076,865 |
| 12/2016 | 130 | 92,705 | 0 | 54,647 | 0 | 70.00 | 0.00 | 3,825,306 |
| 12/2017 | 130 | 87,042 | 0 | 51,309 | 0 | 70.00 | 0.00 | 3,591,611 |
| 12/2018 | 130 | 81,773 | 0 | 48,203 | 0 | 70.00 | 0.00 | 3,374,232 |
| 12/2019 | 130 | 76,867 | 0 | 45,311 | 0 | 70.00 | 0.00 | 3,171,784 |
| 12/2020 | 130 | 72,293 | 0 | 42,615 | 0 | 70.00 | 0.00 | 2,983,028 |
| 12/2021 | 130 | 68,023 | 0 | 40,098 | 0 | 70.00 | 0.00 | 2,806,848 |
| Remainder: | | 948,876 | 0 | 559,338 | 0 | 70.00 | 0.00 | 39,153,644 |
| Grand Total: | | 2,174,060 | 0 | 1,374,077 | 0 | 70.00 | 0.00 | 96,185,381 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 60,750 | 4,305 | 315,955 | 510,000 | -194,045 | -194,045 | -188,865 |
| 12/2008 | 340,220 | 25,458 | 1,887,233 | 4,860,475 | -2,973,242 | -3,167,286 | -2,729,965 |
| 12/2009 | 460,150 | 28,274 | 2,013,701 | 400,000 | 1,613,701 | -1,553,586 | 1,342,800 |
| 12/2010 | 461,400 | 62,741 | 5,028,160 | 0 | 5,028,160 | 3,474,574 | 3,828,553 |
| 12/2011 | 461,400 | 75,872 | 6,177,073 | 0 | 6,177,073 | 9,651,647 | 4,305,256 |
| 12/2012 | 461,400 | 75,352 | 6,131,561 | 0 | 6,131,561 | 15,783,208 | 3,886,058 |
| 12/2013 | 334,515 | 54,048 | 4,394,471 | 0 | 4,394,471 | 20,177,679 | 2,535,922 |
| 12/2014 | 322,980 | 49,133 | 3,975,909 | 0 | 3,975,909 | 24,153,589 | 2,083,119 |
| 12/2015 | 322,980 | 46,069 | 3,707,817 | 0 | 3,707,817 | 27,861,405 | 1,766,045 |
| 12/2016 | 322,980 | 43,226 | 3,459,100 | 0 | 3,459,100 | 31,320,506 | 1,497,797 |
| 12/2017 | 322,980 | 40,585 | 3,228,046 | 0 | 3,228,046 | 34,548,552 | 1,270,679 |
| 12/2018 | 322,980 | 38,129 | 3,013,123 | 0 | 3,013,123 | 37,561,675 | 1,078,250 |
| 12/2019 | 322,980 | 35,841 | 2,812,963 | 0 | 2,812,963 | 40,374,638 | 915,111 |
| 12/2020 | 322,980 | 33,708 | 2,626,340 | 0 | 2,626,340 | 43,000,977 | 776,726 |
| 12/2021 | 322,980 | 31,717 | 2,452,151 | 0 | 2,452,151 | 45,453,128 | 659,282 |
| Remainder: | 8,716,523 | 442,436 | 29,994,685 | 0 | 29,994,685 | 75,447,813 | 3,697,841 |
| Grand Total: | 13,880,198 | 1,086,895 | 81,218,288 | 5,770,475 | 75,447,813 | 75,447,813 | 26,724,609 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 75,447,813 |
| 5.00 % | 41,562,823 |
| 8.00 % | 31,472,643 |
| 9.00 % | 28,947,686 |
| 10.00 % | 26,724,609 |
| 12.00 % | 22,998,492 |
| 15.00 % | 18,724,780 |
| 20.00 % | 13,811,942 |
| 30.00 % | 8,212,207 |
| 50.00 % | 3,403,209 |
| 100.00 % | 193,249 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | >100 % |
| Return on Investment: | 14.07 |
| Disc Return on Invest: | 6.02 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 5,070,957 | 0 |
| Historic Gross | 2,896,897 | 0 |
| Gross at Eff Date | 2,896,897 | 0 |
| Remaining Gross | 2,174,060 | 0 |
| Remaining Net | 1,374,077 | 0 |

Black Oaks - Base Case
Proved Developed Producing + Development Drilling + Waterflood



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $75,447,813
Present Worth: $26,724,609
Rate of Return: >100 %
Return on Invest: 14.07
Payout Date: n/a

Oil at Effective Date: 1,690 bbl
Oil at Economic Limit: 553 bbl
Rem Oil (Decline): 2,174,060 bbl
Ult Oil (Decline): 5,070,957 bbl
Oil Decline at Eff Date: -10025.28 %
Cum Oil at Eff Date: 2,896,897 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|  | Bbl Oil | Mcf Gas |
| --- | --- | --- |
| Ultimate Gross | 5,070,957 | 0 |
| Historic Gross | 2,896,897 | 0 |
| Gross at Eff Date | 2,896,897 | 0 |
| Remaining Gross | 2,174,060 | 0 |
| Remaining Net | 1,374,077 | 0 |

Lease Name: BLACK OAKS WF (LOW CASE) ()
Operator: HAAS PETROLEUM
Reservoir: MISSISSIPPI
County, ST: WOODSON/GREENWOOD, KS
Location: VARIOUS

EnerJex Resources Interests
Based on Constant $70/Bbl

Black Oaks - Low Case
Waterflood

Date: 10/17/2007
Time: 2:07 PM

| Date | Well Count | Gross Production Oil (Bbl) | Gross Production Gas (Mcf) | Net Production Oil (Bbl) | Net Production Gas (Mcf) | Average Prices Oil ($/Bbl) | Average Prices Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 6 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2008 | 18 | 125 | 0 | 100 | 0 | 70.00 | 0.00 | 7,010 |
| 12/2009 | 45 | 2,248 | 0 | 1,798 | 0 | 70.00 | 0.00 | 125,893 |
| 12/2010 | 45 | 19,128 | 0 | 15,303 | 0 | 70.00 | 0.00 | 1,071,179 |
| 12/2011 | 45 | 27,108 | 0 | 21,686 | 0 | 70.00 | 0.00 | 1,518,033 |
| 12/2012 | 45 | 29,836 | 0 | 23,869 | 0 | 70.00 | 0.00 | 1,670,805 |
| 12/2013 | 45 | 29,497 | 0 | 17,912 | 0 | 70.00 | 0.00 | 1,253,844 |
| 12/2014 | 45 | 28,646 | 0 | 16,886 | 0 | 70.00 | 0.00 | 1,182,017 |
| 12/2015 | 45 | 27,819 | 0 | 16,399 | 0 | 70.00 | 0.00 | 1,147,916 |
| 12/2016 | 45 | 27,017 | 0 | 15,926 | 0 | 70.00 | 0.00 | 1,114,798 |
| 12/2017 | 45 | 26,237 | 0 | 15,466 | 0 | 70.00 | 0.00 | 1,082,636 |
| 12/2018 | 45 | 25,480 | 0 | 15,020 | 0 | 70.00 | 0.00 | 1,051,402 |
| 12/2019 | 45 | 24,745 | 0 | 14,587 | 0 | 70.00 | 0.00 | 1,021,068 |
| 12/2020 | 45 | 24,031 | 0 | 14,166 | 0 | 70.00 | 0.00 | 991,610 |
| 12/2021 | 45 | 23,338 | 0 | 13,757 | 0 | 70.00 | 0.00 | 963,002 |
| Remainder: | | 509,744 | 0 | 300,481 | 0 | 70.00 | 0.00 | 21,033,637 |
| Grand Total: | | 825,000 | 0 | 503,355 | 0 | 70.00 | 0.00 | 35,234,851 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 4,750 | 0 | -4,750 | 320,000 | -324,750 | -324,750 | -317,133 |
| 12/2008 | 53,500 | 79 | -46,569 | 2,675,475 | -2,722,044 | -3,046,794 | -2,470,918 |
| 12/2009 | 133,750 | 1,423 | -9,280 | 400,000 | -409,280 | -3,456,074 | -362,010 |
| 12/2010 | 135,000 | 12,104 | 924,075 | 0 | 924,075 | -2,531,999 | 701,094 |
| 12/2011 | 135,000 | 17,154 | 1,365,879 | 0 | 1,365,879 | -1,166,120 | 951,039 |
| 12/2012 | 135,000 | 18,880 | 1,516,925 | 0 | 1,516,925 | 350,805 | 960,791 |
| 12/2013 | 97,875 | 14,168 | 1,141,800 | 0 | 1,141,800 | 1,492,606 | 658,689 |
| 12/2014 | 94,500 | 13,357 | 1,074,160 | 0 | 1,074,160 | 2,566,766 | 562,621 |
| 12/2015 | 94,500 | 12,971 | 1,040,444 | 0 | 1,040,444 | 3,607,211 | 495,420 |
| 12/2016 | 94,500 | 12,597 | 1,007,701 | 0 | 1,007,701 | 4,614,911 | 436,208 |
| 12/2017 | 94,500 | 12,234 | 975,902 | 0 | 975,902 | 5,590,814 | 384,040 |
| 12/2018 | 94,500 | 11,881 | 945,021 | 0 | 945,021 | 6,535,834 | 338,079 |
| 12/2019 | 94,500 | 11,538 | 915,030 | 0 | 915,030 | 7,450,865 | 297,592 |
| 12/2020 | 94,500 | 11,205 | 885,905 | 0 | 885,905 | 8,336,770 | 261,927 |
| 12/2021 | 94,500 | 10,882 | 857,620 | 0 | 857,620 | 9,194,390 | 230,513 |
| Remainder: | 5,067,563 | 237,680 | 15,728,394 | 0 | 15,728,394 | 24,922,785 | 1,634,148 |
| Grand Total: | 6,518,438 | 398,154 | 28,318,260 | 3,395,475 | 24,922,785 | 24,922,785 | 4,762,099 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 24,922,785 |
| 5.00 % | 10,055,717 |
| 8.00 % | 6,356,495 |
| 9.00 % | 5,496,189 |
| 10.00 % | 4,762,099 |
| 12.00 % | 3,583,028 |
| 15.00 % | 2,314,818 |
| 20.00 % | 979,387 |
| 30.00 % | -349,879 |
| 50.00 % | -1,238,498 |
| 100.00 % | -1,474,390 |

Initial Division of Interest:

| | | | | NRI | ORI |
|---|---|---|---|---|---|
| WI: | 100.000000 | Oil: | | 80.000000 | 0.000000 |
| | | Gas: | | 80.000000 | 0.000000 |
| Reversion Date: | 01/2013 | Injection: | | 0.000000 | 0.000000 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economic Information:**

| | |
|---|---|
| Net Payout Date: | 10/2012 |
| Rate of Return: | 26.43 % |
| Return on Investment: | 8.34 |
| Disc Return on Invest: | 2.54 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 825,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 825,000 | 0 |
| Remaining Net | 503,355 | 0 |

Lease Name: BLACK OAKS WF (LOW CASE) ()
Operator: HAAS PETROLEUM
Reservoir: MISSISSIPPI
County, ST: WOODSON/GREENWOOD, KS
Location: VARIOUS

EnerJex Resources Interests
Based on Constant $70/Bbl

Black Oaks - Low Case
Waterflood

Date: 10/17/2007
Time: 2:08 PM

BLACK OAKS WF (LOW CASE) - WINTERSCHIED



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $24,922,785
Present Worth: $4,762,099
Rate of Return: 26.429 %
Return on Invest: 8.34
Payout Date: 10/2012

Oil at Effective Date: 0 bbl
Oil at Economic Limit: 674 bbl
Rem Oil (Decline): 825,000 bbl
Ult Oil (Decline): 825,000 bbl
Oil Decline at Eff Date: 0.00 %
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|  | Bbl Oil | Mcf Gas |
| --- | --- | --- |
| Ultimate Gross | 825,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 825,000 | 0 |
| Remaining Net | 503,355 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/17/2007
Time: 2:08 PM

Black Oaks - Low Case
Proved Developed Producing + Development Drilling + Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 65 | 6,804 | 0 | 5,443 | 0 | 70.00 | 0.00 | 381,011 |
| 12/2008 | 93 | 40,204 | 0 | 32,163 | 0 | 70.00 | 0.00 | 2,251,418 |
| 12/2009 | 130 | 42,126 | 0 | 33,701 | 0 | 70.00 | 0.00 | 2,359,042 |
| 12/2010 | 130 | 55,120 | 0 | 44,096 | 0 | 70.00 | 0.00 | 3,086,698 |
| 12/2011 | 130 | 59,787 | 0 | 47,830 | 0 | 70.00 | 0.00 | 3,348,090 |
| 12/2012 | 130 | 59,586 | 0 | 47,669 | 0 | 70.00 | 0.00 | 3,336,842 |
| 12/2013 | 130 | 56,652 | 0 | 34,416 | 0 | 70.00 | 0.00 | 2,409,093 |
| 12/2014 | 130 | 53,496 | 0 | 31,534 | 0 | 70.00 | 0.00 | 2,207,402 |
| 12/2015 | 130 | 50,617 | 0 | 29,838 | 0 | 70.00 | 0.00 | 2,088,637 |
| 12/2016 | 130 | 47,984 | 0 | 28,286 | 0 | 70.00 | 0.00 | 1,979,986 |
| 12/2017 | 130 | 45,568 | 0 | 26,861 | 0 | 70.00 | 0.00 | 1,880,275 |
| 12/2018 | 130 | 43,343 | 0 | 25,550 | 0 | 70.00 | 0.00 | 1,788,481 |
| 12/2019 | 130 | 41,289 | 0 | 24,339 | 0 | 70.00 | 0.00 | 1,703,719 |
| 12/2020 | 130 | 39,387 | 0 | 23,217 | 0 | 70.00 | 0.00 | 1,625,214 |
| 12/2021 | 130 | 37,619 | 0 | 22,176 | 0 | 70.00 | 0.00 | 1,552,295 |
| Remainder: | | 669,478 | 0 | 394,640 | 0 | 70.00 | 0.00 | 27,624,772 |
| Grand Total: | | 1,349,060 | 0 | 851,757 | 0 | 70.00 | 0.00 | 59,622,975 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 60,750 | 4,305 | 315,955 | 510,000 | -194,045 | -194,045 | -188,865 |
| 12/2008 | 340,220 | 25,441 | 1,885,757 | 4,860,475 | -2,974,718 | -3,168,763 | -2,731,287 |
| 12/2009 | 460,150 | 26,657 | 1,872,235 | 400,000 | 1,472,235 | -1,696,528 | 1,226,469 |
| 12/2010 | 461,400 | 34,880 | 2,590,418 | 0 | 2,590,418 | 893,890 | 1,979,809 |
| 12/2011 | 461,400 | 37,833 | 2,848,856 | 0 | 2,848,856 | 3,742,746 | 1,985,581 |
| 12/2012 | 461,400 | 37,706 | 2,837,735 | 0 | 2,837,735 | 6,580,481 | 1,798,434 |
| 12/2013 | 334,515 | 27,223 | 2,047,356 | 0 | 2,047,356 | 8,627,837 | 1,181,419 |
| 12/2014 | 322,980 | 24,944 | 1,859,479 | 0 | 1,859,479 | 10,487,316 | 974,216 |
| 12/2015 | 322,980 | 23,602 | 1,742,056 | 0 | 1,742,056 | 12,229,371 | 829,713 |
| 12/2016 | 322,980 | 22,374 | 1,634,633 | 0 | 1,634,633 | 13,864,004 | 707,763 |
| 12/2017 | 322,980 | 21,247 | 1,536,048 | 0 | 1,536,048 | 15,400,052 | 604,610 |
| 12/2018 | 322,980 | 20,210 | 1,445,291 | 0 | 1,445,291 | 16,845,343 | 517,165 |
| 12/2019 | 322,980 | 19,252 | 1,361,487 | 0 | 1,361,487 | 18,206,830 | 442,885 |
| 12/2020 | 322,980 | 18,365 | 1,283,870 | 0 | 1,283,870 | 19,490,699 | 379,666 |
| 12/2021 | 322,980 | 17,541 | 1,211,774 | 0 | 1,211,774 | 20,702,474 | 325,767 |
| Remainder: | 8,716,523 | 312,160 | 18,596,089 | 0 | 18,596,089 | 39,298,563 | 2,055,805 |
| Grand Total: | 13,880,198 | 673,740 | 45,069,038 | 5,770,475 | 39,298,563 | 39,298,563 | 12,089,149 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 39,298,563 |
| 5.00 % | 19,858,717 |
| 8.00 % | 14,521,585 |
| 9.00 % | 13,221,762 |
| 10.00 % | 12,089,149 |
| 12.00 % | 10,215,131 |
| 15.00 % | 8,101,864 |
| 20.00 % | 5,716,716 |
| 30.00 % | 3,049,583 |
| 50.00 % | 805,908 |
| 100.00 % | -619,226 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | 67.36 % |
| Return on Investment: | 7.81 |
| Disc Return on Invest: | 3.27 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 4,245,957 | 0 |
| Historic Gross | 2,896,897 | 0 |
| Gross at Eff Date | 2,896,897 | 0 |
| Remaining Gross | 1,349,060 | 0 |
| Remaining Net | 851,757 | 0 |

Black Oaks - Low Case
Proved Developed Producing + Development Drilling + Waterflood



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $39,298,563
Present Worth: $12,089,149
Rate of Return: 67.357 %
Return on Invest: 7.81
Payout Date: n/a

Oil at Effective Date: 1,690 bbl
Oil at Economic Limit: 674 bbl
Rem Oil (Decline): 1,349,060 bbl
Ult Oil (Decline): 4,245,957 bbl
Oil Decline at Eff Date: -10025.28 %
Cum Oil at Eff Date: 2,896,897 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 4,245,957 | 0 |
| Historic Gross | 2,896,897 | 0 |
| Gross at Eff Date | 2,896,897 | 0 |
| Remaining Gross | 1,349,060 | 0 |
| Remaining Net | 851,757 | 0 |

Lease Name: BLACK OAKS WF (HIGH CASE) ()　　　　EnerJex Resources Interests　　　　Date: 10/17/2007
Operator: HAAS PETROLEUM　　　　　　　　　　　　Based on Constant $70/Bbl　　　　　　Time: 2:10 PM
Reservoir: MISSISSIPPI
County, ST: WOODSON/GREENWOOD, KS　　　　　Black Oaks - High Case
Location: VARIOUS　　　　　　　　　　　　　　Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 6 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2008 | 18 | 165 | 0 | 132 | 0 | 70.00 | 0.00 | 9,263 |
| 12/2009 | 45 | 6,707 | 0 | 5,366 | 0 | 70.00 | 0.00 | 375,603 |
| 12/2010 | 45 | 106,219 | 0 | 84,976 | 0 | 70.00 | 0.00 | 5,948,286 |
| 12/2011 | 45 | 147,240 | 0 | 117,792 | 0 | 70.00 | 0.00 | 8,245,443 |
| 12/2012 | 45 | 148,735 | 0 | 118,988 | 0 | 70.00 | 0.00 | 8,329,135 |
| 12/2013 | 45 | 140,673 | 0 | 85,467 | 0 | 70.00 | 0.00 | 5,982,710 |
| 12/2014 | 45 | 131,575 | 0 | 77,560 | 0 | 70.00 | 0.00 | 5,429,201 |
| 12/2015 | 45 | 123,065 | 0 | 72,544 | 0 | 70.00 | 0.00 | 5,078,070 |
| 12/2016 | 45 | 115,106 | 0 | 67,852 | 0 | 70.00 | 0.00 | 4,749,649 |
| 12/2017 | 45 | 107,662 | 0 | 63,464 | 0 | 70.00 | 0.00 | 4,442,468 |
| 12/2018 | 45 | 100,699 | 0 | 59,359 | 0 | 70.00 | 0.00 | 4,155,154 |
| 12/2019 | 45 | 94,186 | 0 | 55,520 | 0 | 70.00 | 0.00 | 3,886,422 |
| 12/2020 | 45 | 88,095 | 0 | 51,930 | 0 | 70.00 | 0.00 | 3,635,069 |
| 12/2021 | 45 | 82,397 | 0 | 48,571 | 0 | 70.00 | 0.00 | 3,399,973 |
| Remainder: | | 1,082,475 | 0 | 638,090 | 0 | 70.00 | 0.00 | 44,666,321 |
| Grand Total: | | 2,475,000 | 0 | 1,547,611 | 0 | 70.00 | 0.00 | 108,332,766 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 4,750 | 0 | -4,750 | 320,000 | -324,750 | -324,750 | -317,133 |
| 12/2008 | 53,500 | 105 | -44,342 | 2,675,475 | -2,719,817 | -3,044,567 | -2,468,923 |
| 12/2009 | 133,750 | 4,244 | 237,608 | 400,000 | -162,392 | -3,206,958 | -159,128 |
| 12/2010 | 135,000 | 67,216 | 5,746,070 | 0 | 5,746,070 | 2,539,112 | 4,356,547 |
| 12/2011 | 135,000 | 93,174 | 8,017,269 | 0 | 8,017,269 | 10,556,381 | 5,586,876 |
| 12/2012 | 135,000 | 94,119 | 8,100,016 | 0 | 8,100,016 | 18,656,397 | 5,133,192 |
| 12/2013 | 97,875 | 67,605 | 5,817,231 | 0 | 5,817,231 | 24,473,627 | 3,356,934 |
| 12/2014 | 94,500 | 61,350 | 5,273,351 | 0 | 5,273,351 | 29,746,978 | 2,762,852 |
| 12/2015 | 94,500 | 57,382 | 4,926,188 | 0 | 4,926,188 | 34,673,167 | 2,346,332 |
| 12/2016 | 94,500 | 53,671 | 4,601,478 | 0 | 4,601,478 | 39,274,644 | 1,992,432 |
| 12/2017 | 94,500 | 50,200 | 4,297,768 | 0 | 4,297,768 | 43,572,413 | 1,691,752 |
| 12/2018 | 94,500 | 46,953 | 4,013,701 | 0 | 4,013,701 | 47,586,113 | 1,436,304 |
| 12/2019 | 94,500 | 43,917 | 3,748,005 | 0 | 3,748,005 | 51,334,118 | 1,219,297 |
| 12/2020 | 94,500 | 41,076 | 3,499,493 | 0 | 3,499,493 | 54,833,611 | 1,034,956 |
| 12/2021 | 94,500 | 38,420 | 3,267,054 | 0 | 3,267,054 | 58,100,665 | 878,377 |
| Remainder: | 5,067,563 | 504,729 | 39,094,029 | 0 | 39,094,029 | 97,194,694 | 4,845,505 |
| Grand Total: | 6,518,438 | 1,224,160 | 100,590,169 | 3,395,475 | 97,194,694 | 97,194,694 | 33,696,173 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 97,194,694 |
| 5.00 % | 53,002,073 |
| 8.00 % | 39,867,046 |
| 9.00 % | 36,584,263 |
| 10.00 % | 33,696,173 |
| 12.00 % | 28,861,822 |
| 15.00 % | 23,331,781 |
| 20.00 % | 17,007,625 |
| 30.00 % | 9,880,333 |
| 50.00 % | 3,907,518 |
| 100.00 % | 130,183 |

Initial Division of Interest:

|  |  |  | NRI | ORI |
|---|---|---|---|---|
| WI: | 100.000000 | Oil: | 80.000000 | 0.000000 |
| | | Gas: | 80.000000 | 0.000000 |
| Reversion Date: 01/2013 | | Injection: | 0.000000 | 0.000000 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 09/2010 |
| Rate of Return: | >100 % |
| Return on Investment: | 29.62 |
| Disc Return on Invest: | 11.90 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 2,475,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 2,475,000 | 0 |
| Remaining Net | 1,547,611 | 0 |

Lease Name: BLACK OAKS WF (HIGH CASE) ()      EnerJex Resources Interests     Date: 10/17/2007

Operator: HAAS PETROLEUM     Based on Constant $70/Bbl     Time: 2:11 PM

Reservoir: MISSISSIPPI

County, ST: WOODSON/GREENWOOD, KS     Black Oaks - High Case

Location: VARIOUS     Waterflood



### BLACK OAKS WF (HIGH CASE) - WINTERSCHIED

Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $97,194,694
Present Worth: $33,696,173
Rate of Return: >100 %
Return on Invest: 29.62
Payout Date: 09/2010

Oil at Effective Date: 0 bbl
Oil at Economic Limit: 610 bbl
Rem Oil (Decline): 2,475,000 bbl
Ult Oil (Decline): 2,475,000 bbl
Oil Decline at Eff Date: 0.00 %
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 2,475,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 2,475,000 | 0 |
| Remaining Net | 1,547,611 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/17/2007
Time: 2:12 PM

Black Oaks - High Case
Proved Developed Producing + Development Drilling + Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 65 | 6,804 | 0 | 5,443 | 0 | 70.00 | 0.00 | 381,011 |
| 12/2008 | 93 | 40,244 | 0 | 32,195 | 0 | 70.00 | 0.00 | 2,253,670 |
| 12/2009 | 130 | 46,585 | 0 | 37,268 | 0 | 70.00 | 0.00 | 2,608,752 |
| 12/2010 | 130 | 142,211 | 0 | 113,769 | 0 | 70.00 | 0.00 | 7,963,804 |
| 12/2011 | 130 | 179,920 | 0 | 143,936 | 0 | 70.00 | 0.00 | 10,075,499 |
| 12/2012 | 130 | 178,485 | 0 | 142,788 | 0 | 70.00 | 0.00 | 9,995,172 |
| 12/2013 | 130 | 167,828 | 0 | 101,971 | 0 | 70.00 | 0.00 | 7,137,960 |
| 12/2014 | 130 | 156,425 | 0 | 92,208 | 0 | 70.00 | 0.00 | 6,454,586 |
| 12/2015 | 130 | 145,864 | 0 | 85,983 | 0 | 70.00 | 0.00 | 6,018,792 |
| 12/2016 | 130 | 136,074 | 0 | 80,212 | 0 | 70.00 | 0.00 | 5,614,837 |
| 12/2017 | 130 | 126,992 | 0 | 74,859 | 0 | 70.00 | 0.00 | 5,240,107 |
| 12/2018 | 130 | 118,562 | 0 | 69,889 | 0 | 70.00 | 0.00 | 4,892,233 |
| 12/2019 | 130 | 110,730 | 0 | 65,272 | 0 | 70.00 | 0.00 | 4,569,072 |
| 12/2020 | 130 | 103,450 | 0 | 60,981 | 0 | 70.00 | 0.00 | 4,268,673 |
| 12/2021 | 130 | 96,679 | 0 | 56,990 | 0 | 70.00 | 0.00 | 3,989,266 |
| Remainder: | | 1,242,209 | 0 | 732,249 | 0 | 70.00 | 0.00 | 51,257,456 |
| Grand Total: | | 2,999,060 | 0 | 1,896,013 | 0 | 70.00 | 0.00 | 132,720,890 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 60,750 | 4,305 | 315,955 | 510,000 | -194,045 | -194,045 | -188,865 |
| 12/2008 | 340,220 | 25,466 | 1,887,984 | 4,860,475 | -2,972,491 | -3,166,536 | -2,729,293 |
| 12/2009 | 460,150 | 29,479 | 2,119,123 | 400,000 | 1,719,123 | -1,447,413 | 1,429,351 |
| 12/2010 | 461,400 | 89,991 | 7,412,413 | 0 | 7,412,413 | 5,965,000 | 5,635,262 |
| 12/2011 | 461,400 | 113,853 | 9,500,246 | 0 | 9,500,246 | 15,465,246 | 6,621,418 |
| 12/2012 | 461,400 | 112,945 | 9,420,826 | 0 | 9,420,826 | 24,886,072 | 5,970,835 |
| 12/2013 | 334,515 | 80,659 | 6,722,786 | 0 | 6,722,786 | 31,608,858 | 3,879,664 |
| 12/2014 | 322,980 | 72,937 | 6,058,669 | 0 | 6,058,669 | 37,667,528 | 3,174,447 |
| 12/2015 | 322,980 | 68,012 | 5,627,800 | 0 | 5,627,800 | 43,295,327 | 2,680,625 |
| 12/2016 | 322,980 | 63,448 | 5,228,410 | 0 | 5,228,410 | 48,523,737 | 2,263,987 |
| 12/2017 | 322,980 | 59,213 | 4,857,914 | 0 | 4,857,914 | 53,381,651 | 1,912,323 |
| 12/2018 | 322,980 | 55,282 | 4,513,971 | 0 | 4,513,971 | 57,895,622 | 1,615,390 |
| 12/2019 | 322,980 | 51,631 | 4,194,461 | 0 | 4,194,461 | 62,090,083 | 1,364,590 |
| 12/2020 | 322,980 | 48,236 | 3,897,457 | 0 | 3,897,457 | 65,987,540 | 1,152,696 |
| 12/2021 | 322,980 | 45,079 | 3,621,208 | 0 | 3,621,208 | 69,608,748 | 973,631 |
| Remainder: | 8,716,523 | 579,209 | 41,961,724 | 0 | 41,961,724 | 111,570,472 | 5,267,163 |
| Grand Total: | 13,880,198 | 1,499,746 | 117,340,947 | 5,770,475 | 111,570,472 | 111,570,472 | 41,023,223 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 111,570,472 |
| 5.00 % | 62,805,073 |
| 8.00 % | 48,032,136 |
| 9.00 % | 44,309,836 |
| 10.00 % | 41,023,223 |
| 12.00 % | 35,493,924 |
| 15.00 % | 29,118,826 |
| 20.00 % | 21,744,954 |
| 30.00 % | 13,279,795 |
| 50.00 % | 5,951,924 |
| 100.00 % | 985,347 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | >100 % |
| Return on Investment: | 20.33 |
| Disc Return on Invest: | 8.71 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 5,895,957 | 0 |
| Historic Gross | 2,896,897 | 0 |
| Gross at Eff Date | 2,896,897 | 0 |
| Remaining Gross | 2,999,060 | 0 |
| Remaining Net | 1,896,013 | 0 |

Black Oaks - High Case
Proved Developed Producing + Development Drilling + Waterflood



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $111,570,472
Present Worth: $41,023,223
Rate of Return: >100 %
Return on Invest: 20.33
Payout Date: n/a

Oil at Effective Date: 1,690 bbl
Oil at Economic Limit: 610 bbl
Rem Oil (Decline): 2,999,060 bbl
Ult Oil (Decline): 5,895,957 bbl
Oil Decline at Eff Date: -10025.28 %
Cum Oil at Eff Date: 2,896,897 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|  | Bbl Oil | Mcf Gas |
| --- | --- | --- |
| Ultimate Gross | 5,895,957 | 0 |
| Historic Gross | 2,896,897 | 0 |
| Gross at Eff Date | 2,896,897 | 0 |
| Remaining Gross | 2,999,060 | 0 |
| Remaining Net | 1,896,013 | 0 |

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 47 | 2,433 | 0 | 1,976 | 0 | 70.00 | 0.00 | 138,345 |
| 12/2008 | 47 | 9,493 | 0 | 7,713 | 0 | 70.00 | 0.00 | 539,894 |
| 12/2009 | 47 | 9,125 | 0 | 7,413 | 0 | 70.00 | 0.00 | 518,945 |
| 12/2010 | 47 | 8,771 | 0 | 7,126 | 0 | 70.00 | 0.00 | 498,808 |
| 12/2011 | 47 | 8,431 | 0 | 6,849 | 0 | 70.00 | 0.00 | 479,453 |
| 12/2012 | 47 | 8,103 | 0 | 6,584 | 0 | 70.00 | 0.00 | 460,849 |
| 12/2013 | 47 | 7,789 | 0 | 6,328 | 0 | 70.00 | 0.00 | 442,967 |
| 12/2014 | 47 | 7,487 | 0 | 4,618 | 0 | 70.00 | 0.00 | 323,240 |
| 12/2015 | 47 | 7,196 | 0 | 4,308 | 0 | 70.00 | 0.00 | 301,558 |
| 12/2016 | 47 | 6,917 | 0 | 4,141 | 0 | 70.00 | 0.00 | 289,857 |
| 12/2017 | 47 | 6,649 | 0 | 3,980 | 0 | 70.00 | 0.00 | 278,610 |
| 12/2018 | 47 | 6,391 | 0 | 3,826 | 0 | 70.00 | 0.00 | 267,799 |
| 12/2019 | 47 | 6,143 | 0 | 3,677 | 0 | 70.00 | 0.00 | 257,408 |
| 12/2020 | 47 | 5,904 | 0 | 3,535 | 0 | 70.00 | 0.00 | 247,420 |
| 12/2021 | 47 | 5,675 | 0 | 3,397 | 0 | 70.00 | 0.00 | 237,819 |
| Remainder: | | 63,447 | 0 | 37,982 | 0 | 70.00 | 0.00 | 2,658,753 |
| Grand Total: | | 169,954 | 0 | 113,453 | 0 | 70.00 | 0.00 | 7,941,727 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 45,120 | 1,563 | 91,662 | 0 | 91,662 | 91,662 | 90,222 |
| 12/2008 | 180,480 | 6,101 | 353,313 | 0 | 353,313 | 444,975 | 327,913 |
| 12/2009 | 180,480 | 5,864 | 332,601 | 0 | 332,601 | 777,576 | 280,630 |
| 12/2010 | 180,480 | 5,637 | 312,692 | 0 | 312,692 | 1,090,268 | 239,850 |
| 12/2011 | 180,480 | 5,418 | 293,556 | 0 | 293,556 | 1,383,823 | 204,703 |
| 12/2012 | 180,480 | 5,208 | 275,162 | 0 | 275,162 | 1,658,985 | 174,436 |
| 12/2013 | 180,480 | 5,006 | 257,482 | 0 | 257,482 | 1,916,467 | 148,391 |
| 12/2014 | 130,848 | 3,653 | 188,739 | 0 | 188,739 | 2,105,206 | 98,996 |
| 12/2015 | 126,336 | 3,408 | 171,815 | 0 | 171,815 | 2,277,021 | 81,835 |
| 12/2016 | 126,336 | 3,275 | 160,246 | 0 | 160,246 | 2,437,267 | 69,388 |
| 12/2017 | 126,336 | 3,148 | 149,126 | 0 | 149,126 | 2,586,392 | 58,703 |
| 12/2018 | 126,336 | 3,026 | 138,437 | 0 | 138,437 | 2,724,830 | 49,543 |
| 12/2019 | 126,336 | 2,909 | 128,163 | 0 | 128,163 | 2,852,993 | 41,697 |
| 12/2020 | 126,336 | 2,796 | 118,288 | 0 | 118,288 | 2,971,281 | 34,987 |
| 12/2021 | 126,336 | 2,687 | 108,796 | 0 | 108,796 | 3,080,077 | 29,255 |
| Remainder: | 1,916,096 | 30,044 | 712,613 | 0 | 712,613 | 3,792,690 | 121,599 |
| Grand Total: | 4,059,296 | 89,742 | 3,792,690 | 0 | 3,792,690 | 3,792,690 | 2,052,147 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 3,792,690 |
| 5.00 % | 2,672,539 |
| 8.00 % | 2,262,195 |
| 9.00 % | 2,151,976 |
| 10.00 % | 2,052,147 |
| 12.00 % | 1,878,553 |
| 15.00 % | 1,668,835 |
| 20.00 % | 1,411,438 |
| 30.00 % | 1,089,517 |
| 50.00 % | 768,062 |
| 100.00 % | 475,089 |

Initial Division of Interest:

|  |  | NRI | ORI |
|---|---|---|---|
| WI: | 100.000000 | | |
| Oil: | | 81.244000 | 0.000000 |
| Gas: | | 81.244000 | 0.000000 |
| Reversion Date: 01/2014 Injection: | | 0.000000 | 0.000000 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 02/2037 |
| Economic Life | 353 Months |
| | 29 Years 5 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | >100 % |
| Return on Investment: | 0.00 |
| Disc Return on Invest: | 0.00 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 2,184,142 | 0 |
| Historic Gross | 2,011,731 | 0 |
| Gross at Eff Date | 2,014,188 | 0 |
| Remaining Gross | 169,954 | 0 |
| Remaining Net | 113,453 | 0 |

Lease Name: NICKEL TOWN - CURRENT PRODUCERS ()

Operator: HAAS PETROLEUM

Reservoir: MISSISSIPPI

County, ST: WOODSON, KS

Location: VARIOUS

EnerJex Resources Interests

Based on Constant $70/Bbl

Nickel Town

Proved Developed Producing

Date: 10/16/2007

Time: 6:33 PM

## NICKEL TOWN - CURRENT PRODUCERS - WINTERSCHIED



Economic Limit: 02/2037
Economic Life: 353 mo
Future Net Revenue: $3,792,690
Present Worth: $2,052,147
Rate of Return: >100 %
Return on Invest: 0.00
Payout Date: n/a

Oil at Effective Date: 814 bbl
Oil at Economic Limit: 255 bbl
Rem Oil (Decline): 169,954 bbl
Ult Oil (Decline): 2,184,142 bbl
Oil Decline at Eff Date: 3.88 %
Cum Oil at Eff Date: 2,014,188 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|                  | Bbl Oil   | Mcf Gas |
|------------------|-----------|---------|
| Ultimate Gross   | 2,184,142 | 0       |
| Historic Gross   | 2,011,731 | 0       |
| Gross at Eff Date | 2,014,188 | 0       |
| Remaining Gross  | 169,954   | 0       |
| Remaining Net    | 113,453   | 0       |

Nickel Town
Development Drilling

| Date | Well Count | Gross Production Oil (Bbl) | Gross Production Gas (Mcf) | Net Production Oil (Bbl) | Net Production Gas (Mcf) | Average Prices Oil ($/Bbl) | Average Prices Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 0 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2008 | 19 | 20,567 | 0 | 16,709 | 0 | 70.00 | 0.00 | 1,169,651 |
| 12/2009 | 66 | 52,922 | 0 | 42,996 | 0 | 70.00 | 0.00 | 3,009,731 |
| 12/2010 | 75 | 46,330 | 0 | 37,640 | 0 | 70.00 | 0.00 | 2,634,799 |
| 12/2011 | 75 | 39,881 | 0 | 32,401 | 0 | 70.00 | 0.00 | 2,268,068 |
| 12/2012 | 75 | 34,363 | 0 | 27,918 | 0 | 70.00 | 0.00 | 1,954,254 |
| 12/2013 | 75 | 29,609 | 0 | 24,055 | 0 | 70.00 | 0.00 | 1,683,860 |
| 12/2014 | 75 | 25,512 | 0 | 15,759 | 0 | 70.00 | 0.00 | 1,103,102 |
| 12/2015 | 75 | 21,982 | 0 | 13,159 | 0 | 70.00 | 0.00 | 921,150 |
| 12/2016 | 75 | 18,941 | 0 | 11,339 | 0 | 70.00 | 0.00 | 793,698 |
| 12/2017 | 75 | 16,320 | 0 | 9,770 | 0 | 70.00 | 0.00 | 683,880 |
| 12/2018 | 75 | 14,062 | 0 | 8,418 | 0 | 70.00 | 0.00 | 589,258 |
| 12/2019 | 75 | 12,116 | 0 | 7,253 | 0 | 70.00 | 0.00 | 507,727 |
| 12/2020 | 75 | 10,440 | 0 | 6,250 | 0 | 70.00 | 0.00 | 437,477 |
| 12/2021 | 75 | 8,995 | 0 | 5,385 | 0 | 70.00 | 0.00 | 376,947 |
| Remainder: | | 22,962 | 0 | 13,746 | 0 | 70.00 | 0.00 | 962,202 |
| Grand Total: | | 375,000 | 0 | 272,797 | 0 | 70.00 | 0.00 | 19,095,804 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 12/2008 | 72,960 | 13,217 | 1,083,474 | 4,560,000 | -3,476,526 | -3,476,526 | -3,220,412 |
| 12/2009 | 254,400 | 34,010 | 2,721,321 | 2,565,000 | 156,321 | -3,320,205 | 84,063 |
| 12/2010 | 288,000 | 29,773 | 2,317,026 | 0 | 2,317,026 | -1,003,179 | 1,778,820 |
| 12/2011 | 288,000 | 25,629 | 1,954,439 | 0 | 1,954,439 | 951,260 | 1,364,026 |
| 12/2012 | 288,000 | 22,083 | 1,644,171 | 0 | 1,644,171 | 2,595,431 | 1,043,204 |
| 12/2013 | 288,000 | 19,028 | 1,376,832 | 0 | 1,376,832 | 3,972,263 | 794,196 |
| 12/2014 | 208,800 | 12,465 | 881,837 | 0 | 881,837 | 4,854,100 | 463,033 |
| 12/2015 | 201,600 | 10,409 | 709,141 | 0 | 709,141 | 5,563,241 | 338,090 |
| 12/2016 | 201,600 | 8,969 | 583,129 | 0 | 583,129 | 6,146,370 | 252,757 |
| 12/2017 | 201,600 | 7,728 | 474,553 | 0 | 474,553 | 6,620,923 | 187,012 |
| 12/2018 | 201,600 | 6,659 | 380,999 | 0 | 380,999 | 7,001,922 | 136,512 |
| 12/2019 | 201,600 | 5,737 | 300,390 | 0 | 300,390 | 7,302,311 | 97,861 |
| 12/2020 | 201,600 | 4,943 | 230,933 | 0 | 230,933 | 7,533,244 | 68,410 |
| 12/2021 | 201,600 | 4,259 | 171,087 | 0 | 171,087 | 7,704,332 | 46,091 |
| Remainder: | 711,648 | 10,873 | 239,681 | 0 | 239,681 | 7,944,013 | 55,066 |
| Grand Total: | 3,811,008 | 215,783 | 15,069,013 | 7,125,000 | 7,944,013 | 7,944,013 | 3,488,730 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 7,944,013 |
| 5.00 % | 5,276,841 |
| 8.00 % | 4,124,304 |
| 9.00 % | 3,794,859 |
| 10.00 % | 3,488,730 |
| 12.00 % | 2,938,460 |
| 15.00 % | 2,243,289 |
| 20.00 % | 1,348,745 |
| 30.00 % | 195,527 |
| 50.00 % | -880,593 |
| 100.00 % | -1,492,678 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 03/2026 |
| Economic Life | 222 Months |
| | 18 Years 6 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 06/2011 |
| Rate of Return: | 32.43 % |
| Return on Investment: | 2.11 |
| Disc Return on Invest: | 1.54 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 375,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 375,000 | 0 |
| Remaining Net | 272,797 | 0 |

Nickel Town
Development Drilling



Economic Limit: 03/2026
Economic Life: 222 mo
Future Net Revenue: $7,944,013
Present Worth: $3,488,730
Rate of Return: 32.426 %
Return on Invest: 2.11
Payout Date: 06/2011

Oil at Effective Date: 0 bbl
Oil at Economic Limit: 17 bbl
Rem Oil (Decline): 375,000 bbl
Ult Oil (Decline): 375,000 bbl
Oil Decline at Eff Date: 0.00 %
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 375,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 375,000 | 0 |
| Remaining Net | 272,797 | 0 |

Nickel Town
Proved Developed Producing + Development Drilling

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 47 | 2,433 | 0 | 1,976 | 0 | 70.00 | 0.00 | 138,345 |
| 12/2008 | 66 | 30,060 | 0 | 24,422 | 0 | 70.00 | 0.00 | 1,709,545 |
| 12/2009 | 113 | 62,047 | 0 | 50,410 | 0 | 70.00 | 0.00 | 3,528,676 |
| 12/2010 | 122 | 55,100 | 0 | 44,766 | 0 | 70.00 | 0.00 | 3,133,608 |
| 12/2011 | 122 | 48,312 | 0 | 39,250 | 0 | 70.00 | 0.00 | 2,747,521 |
| 12/2012 | 122 | 42,466 | 0 | 34,501 | 0 | 70.00 | 0.00 | 2,415,103 |
| 12/2013 | 122 | 37,398 | 0 | 30,383 | 0 | 70.00 | 0.00 | 2,126,827 |
| 12/2014 | 122 | 32,999 | 0 | 20,376 | 0 | 70.00 | 0.00 | 1,426,341 |
| 12/2015 | 122 | 29,178 | 0 | 17,467 | 0 | 70.00 | 0.00 | 1,222,708 |
| 12/2016 | 122 | 25,858 | 0 | 15,479 | 0 | 70.00 | 0.00 | 1,083,555 |
| 12/2017 | 122 | 22,969 | 0 | 13,750 | 0 | 70.00 | 0.00 | 962,491 |
| 12/2018 | 122 | 20,452 | 0 | 12,244 | 0 | 70.00 | 0.00 | 857,057 |
| 12/2019 | 122 | 18,259 | 0 | 10,930 | 0 | 70.00 | 0.00 | 765,135 |
| 12/2020 | 122 | 16,344 | 0 | 9,784 | 0 | 70.00 | 0.00 | 684,897 |
| 12/2021 | 122 | 14,671 | 0 | 8,782 | 0 | 70.00 | 0.00 | 614,766 |
| Remainder: | | 86,409 | 0 | 51,728 | 0 | 70.00 | 0.00 | 3,620,955 |
| Grand Total: | | 544,954 | 0 | 386,250 | 0 | 70.00 | 0.00 | 27,037,531 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 45,120 | 1,563 | 91,662 | 0 | 91,662 | 91,662 | 90,222 |
| 12/2008 | 253,440 | 19,318 | 1,436,787 | 4,560,000 | -3,123,213 | -3,031,551 | -2,892,499 |
| 12/2009 | 434,880 | 39,874 | 3,053,922 | 2,565,000 | 488,922 | -2,542,629 | 364,693 |
| 12/2010 | 468,480 | 35,410 | 2,629,718 | 0 | 2,629,718 | 87,089 | 2,018,670 |
| 12/2011 | 468,480 | 31,047 | 2,247,994 | 0 | 2,247,994 | 2,335,083 | 1,568,730 |
| 12/2012 | 468,480 | 27,291 | 1,919,333 | 0 | 1,919,333 | 4,254,416 | 1,217,640 |
| 12/2013 | 468,480 | 24,033 | 1,634,314 | 0 | 1,634,314 | 5,888,730 | 942,587 |
| 12/2014 | 339,648 | 16,118 | 1,070,576 | 0 | 1,070,576 | 6,959,306 | 562,030 |
| 12/2015 | 327,936 | 13,817 | 880,956 | 0 | 880,956 | 7,840,262 | 419,925 |
| 12/2016 | 327,936 | 12,244 | 743,375 | 0 | 743,375 | 8,583,637 | 322,144 |
| 12/2017 | 327,936 | 10,876 | 623,678 | 0 | 623,678 | 9,207,315 | 245,716 |
| 12/2018 | 327,936 | 9,685 | 519,436 | 0 | 519,436 | 9,726,751 | 186,054 |
| 12/2019 | 327,936 | 8,646 | 428,553 | 0 | 428,553 | 10,155,304 | 139,558 |
| 12/2020 | 327,936 | 7,739 | 349,221 | 0 | 349,221 | 10,504,525 | 103,397 |
| 12/2021 | 327,936 | 6,947 | 279,883 | 0 | 279,883 | 10,784,409 | 75,346 |
| Remainder: | 2,627,744 | 40,917 | 952,294 | 0 | 952,294 | 11,736,703 | 176,665 |
| Grand Total: | 7,870,304 | 305,524 | 18,861,703 | 7,125,000 | 11,736,703 | 11,736,703 | 5,540,877 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 11,736,703 |
| 5.00 % | 7,949,381 |
| 8.00 % | 6,386,499 |
| 9.00 % | 5,946,835 |
| 10.00 % | 5,540,877 |
| 12.00 % | 4,817,013 |
| 15.00 % | 3,912,124 |
| 20.00 % | 2,760,183 |
| 30.00 % | 1,285,043 |
| 50.00 % | -112,531 |
| 100.00 % | -1,017,589 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 02/2037 |
| Economic Life | 353 Months |
| | 29 Years 5 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | 47.49 % |
| Return on Investment: | 2.65 |
| Disc Return on Invest: | 1.86 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 2,559,142 | 0 |
| Historic Gross | 2,011,731 | 0 |
| Gross at Eff Date | 2,014,188 | 0 |
| Remaining Gross | 544,954 | 0 |
| Remaining Net | 386,250 | 0 |

Nickel Town
Proved Developed Producing + Development Drilling



Economic Limit: 02/2037
Economic Life: 353 mo
Future Net Revenue: $11,736,703
Present Worth: $5,540,877
Rate of Return: 47.494 %
Return on Invest: 2.65
Payout Date: n/a

Oil at Effective Date: 814 bbl
Oil at Economic Limit: 255 bbl
Rem Oil (Decline): 544,954 bbl
Ult Oil (Decline): 2,559,142 bbl
Oil Decline at Eff Date: 3.88 %
Cum Oil at Eff Date: 2,014,188 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
| --- | --- | --- |
| Ultimate Gross | 2,559,142 | 0 |
| Historic Gross | 2,011,731 | 0 |
| Gross at Eff Date | 2,014,188 | 0 |
| Remaining Gross | 544,954 | 0 |
| Remaining Net | 386,250 | 0 |

| Date | Well Count | Gross Production Oil (Bbl) | Gross Production Gas (Mcf) | Net Production Oil (Bbl) | Net Production Gas (Mcf) | Average Prices Oil ($/Bbl) | Average Prices Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 0 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2008 | 9 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2009 | 50 | 742 | 0 | 603 | 0 | 70.00 | 0.00 | 42,211 |
| 12/2010 | 67 | 14,335 | 0 | 11,646 | 0 | 70.00 | 0.00 | 815,233 |
| 12/2011 | 67 | 47,449 | 0 | 38,550 | 0 | 70.00 | 0.00 | 2,698,475 |
| 12/2012 | 67 | 53,263 | 0 | 43,273 | 0 | 70.00 | 0.00 | 3,029,095 |
| 12/2013 | 67 | 54,744 | 0 | 44,476 | 0 | 70.00 | 0.00 | 3,113,338 |
| 12/2014 | 67 | 51,561 | 0 | 31,811 | 0 | 70.00 | 0.00 | 2,226,746 |
| 12/2015 | 67 | 48,563 | 0 | 29,072 | 0 | 70.00 | 0.00 | 2,035,037 |
| 12/2016 | 67 | 45,740 | 0 | 27,382 | 0 | 70.00 | 0.00 | 1,916,717 |
| 12/2017 | 67 | 43,080 | 0 | 25,790 | 0 | 70.00 | 0.00 | 1,805,277 |
| 12/2018 | 67 | 40,576 | 0 | 24,290 | 0 | 70.00 | 0.00 | 1,700,316 |
| 12/2019 | 67 | 38,217 | 0 | 22,878 | 0 | 70.00 | 0.00 | 1,601,457 |
| 12/2020 | 67 | 35,995 | 0 | 21,548 | 0 | 70.00 | 0.00 | 1,508,346 |
| 12/2021 | 67 | 33,902 | 0 | 20,295 | 0 | 70.00 | 0.00 | 1,420,649 |
| Remainder: | | 441,834 | 0 | 264,499 | 0 | 70.00 | 0.00 | 18,514,949 |
| Grand Total: | | 950,000 | 0 | 606,112 | 0 | 70.00 | 0.00 | 42,427,845 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 12/2008 | 26,750 | 0 | -26,750 | 2,767,690 | -2,794,440 | -2,794,440 | -2,545,956 |
| 12/2009 | 150,000 | 477 | -108,266 | 3,727,690 | -3,835,956 | -6,630,396 | -3,297,752 |
| 12/2010 | 201,000 | 9,212 | 605,021 | 0 | 605,021 | -6,025,375 | 451,237 |
| 12/2011 | 201,000 | 30,493 | 2,466,982 | 0 | 2,466,982 | -3,558,393 | 1,717,726 |
| 12/2012 | 201,000 | 34,229 | 2,793,866 | 0 | 2,793,866 | -764,526 | 1,768,498 |
| 12/2013 | 201,000 | 35,181 | 2,877,157 | 0 | 2,877,157 | 2,112,631 | 1,658,111 |
| 12/2014 | 145,725 | 25,162 | 2,055,858 | 0 | 2,055,858 | 4,168,489 | 1,078,469 |
| 12/2015 | 140,700 | 22,996 | 1,871,341 | 0 | 1,871,341 | 6,039,830 | 891,289 |
| 12/2016 | 140,700 | 21,659 | 1,754,358 | 0 | 1,754,358 | 7,794,188 | 759,613 |
| 12/2017 | 140,700 | 20,400 | 1,644,177 | 0 | 1,644,177 | 9,438,365 | 647,189 |
| 12/2018 | 140,700 | 19,214 | 1,540,402 | 0 | 1,540,402 | 10,978,767 | 551,220 |
| 12/2019 | 140,700 | 18,096 | 1,442,661 | 0 | 1,442,661 | 12,421,427 | 469,314 |
| 12/2020 | 140,700 | 17,044 | 1,350,602 | 0 | 1,350,602 | 13,772,029 | 399,425 |
| 12/2021 | 140,700 | 16,053 | 1,263,896 | 0 | 1,263,896 | 15,035,925 | 339,804 |
| Remainder: | 5,364,188 | 209,219 | 12,941,543 | 0 | 12,941,543 | 27,977,468 | 1,811,487 |
| Grand Total: | 7,475,563 | 479,435 | 34,472,848 | 6,495,380 | 27,977,468 | 27,977,468 | 6,699,674 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 27,977,468 |
| 5.00 % | 13,337,686 |
| 8.00 % | 8,818,066 |
| 9.00 % | 7,689,204 |
| 10.00 % | 6,699,674 |
| 12.00 % | 5,056,938 |
| 15.00 % | 3,214,140 |
| 20.00 % | 1,192,887 |
| 30.00 % | -868,082 |
| 50.00 % | -2,175,020 |
| 100.00 % | -2,273,997 |

Initial Division of Interest:

| | | | | NRI | ORI |
|---|---|---|---|---|---|
| WI: | 100.000000 | Oil: | | 81.244000 | 0.000000 |
| | | Gas: | | 81.244000 | 0.000000 |
| Reversion Date: | 01/2014 | Injection: | | 0.000000 | 0.000000 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 03/2049 |
| Economic Life | 498 Months |
| | 41 Years 6 Months |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 950,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 950,000 | 0 |
| Remaining Net | 606,112 | 0 |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 04/2013 |
| Rate of Return: | 24.71 % |
| Return on Investment: | 5.31 |
| Disc Return on Invest: | 2.17 |

Lease Name: NICKEL TOWN WF (BASE CASE) ()
Operator: HAAS PETROLEUM
Reservoir: MISSISSIPPI
County, ST: WOODSON, KS
Location: VARIOUS

EnerJex Resources Interests
Based on Constant $70/Bbl

Nickel Town - Base Case
Waterflood

Date: 10/16/2007
Time: 6:39 PM



NICKEL TOWN WF (BASE CASE) - WINTERSCHIED

Economic Limit: 03/2049
Economic Life: 498 mo
Future Net Revenue: $27,977,468
Present Worth: $6,699,674
Rate of Return: 24.707 %
Return on Invest: 5.31
Payout Date: 04/2013

Oil at Effective Date: 0 bbl
Oil at Economic Limit: 537 bbl
Rem Oil (Decline): 950,000 bbl
Ult Oil (Decline): 950,000 bbl
Oil Decline at Eff Date: 0.00 %
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 950,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 950,000 | 0 |
| Remaining Net | 606,112 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/16/2007
Time: 6:40 PM

Nickel Town - Base Case
Proved Developed Producing + Development Drilling + Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 47 | 2,433 | 0 | 1,976 | 0 | 70.00 | 0.00 | 138,345 |
| 12/2008 | 75 | 30,060 | 0 | 24,422 | 0 | 70.00 | 0.00 | 1,709,545 |
| 12/2009 | 163 | 62,789 | 0 | 51,013 | 0 | 70.00 | 0.00 | 3,570,887 |
| 12/2010 | 189 | 69,435 | 0 | 56,412 | 0 | 70.00 | 0.00 | 3,948,841 |
| 12/2011 | 189 | 95,761 | 0 | 77,800 | 0 | 70.00 | 0.00 | 5,445,996 |
| 12/2012 | 189 | 95,729 | 0 | 77,774 | 0 | 70.00 | 0.00 | 5,444,198 |
| 12/2013 | 189 | 92,142 | 0 | 74,860 | 0 | 70.00 | 0.00 | 5,240,165 |
| 12/2014 | 189 | 84,560 | 0 | 52,187 | 0 | 70.00 | 0.00 | 3,653,087 |
| 12/2015 | 189 | 77,742 | 0 | 46,539 | 0 | 70.00 | 0.00 | 3,257,745 |
| 12/2016 | 189 | 71,597 | 0 | 42,861 | 0 | 70.00 | 0.00 | 3,000,272 |
| 12/2017 | 189 | 66,049 | 0 | 39,540 | 0 | 70.00 | 0.00 | 2,767,767 |
| 12/2018 | 189 | 61,028 | 0 | 36,534 | 0 | 70.00 | 0.00 | 2,557,372 |
| 12/2019 | 189 | 56,475 | 0 | 33,808 | 0 | 70.00 | 0.00 | 2,366,592 |
| 12/2020 | 189 | 52,339 | 0 | 31,332 | 0 | 70.00 | 0.00 | 2,193,243 |
| 12/2021 | 189 | 48,572 | 0 | 29,077 | 0 | 70.00 | 0.00 | 2,035,415 |
| Remainder: | | 528,243 | 0 | 316,227 | 0 | 70.00 | 0.00 | 22,135,904 |
| Grand Total: | | 1,494,954 | 0 | 992,363 | 0 | 70.00 | 0.00 | 69,465,376 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 45,120 | 1,563 | 91,662 | 0 | 91,662 | 91,662 | 90,222 |
| 12/2008 | 280,190 | 19,318 | 1,410,037 | 7,327,690 | -5,917,653 | -5,825,991 | -5,438,455 |
| 12/2009 | 584,880 | 40,351 | 2,945,656 | 6,292,690 | -3,347,034 | -9,173,025 | -2,933,059 |
| 12/2010 | 669,480 | 44,622 | 3,234,739 | 0 | 3,234,739 | -5,938,286 | 2,469,906 |
| 12/2011 | 669,480 | 61,540 | 4,714,976 | 0 | 4,714,976 | -1,223,309 | 3,286,455 |
| 12/2012 | 669,480 | 61,519 | 4,713,199 | 0 | 4,713,199 | 3,489,890 | 2,986,137 |
| 12/2013 | 669,480 | 59,214 | 4,511,471 | 0 | 4,511,471 | 8,001,361 | 2,600,698 |
| 12/2014 | 485,373 | 41,280 | 3,126,434 | 0 | 3,126,434 | 11,127,795 | 1,640,498 |
| 12/2015 | 468,636 | 36,813 | 2,752,296 | 0 | 2,752,296 | 13,880,091 | 1,311,214 |
| 12/2016 | 468,636 | 33,903 | 2,497,733 | 0 | 2,497,733 | 16,377,824 | 1,081,757 |
| 12/2017 | 468,636 | 31,276 | 2,267,855 | 0 | 2,267,855 | 18,645,680 | 892,905 |
| 12/2018 | 468,636 | 28,898 | 2,059,838 | 0 | 2,059,838 | 20,705,518 | 737,275 |
| 12/2019 | 468,636 | 26,742 | 1,871,213 | 0 | 1,871,213 | 22,576,731 | 608,873 |
| 12/2020 | 468,636 | 24,784 | 1,699,823 | 0 | 1,699,823 | 24,276,555 | 502,823 |
| 12/2021 | 468,636 | 23,000 | 1,543,779 | 0 | 1,543,779 | 25,820,334 | 415,150 |
| Remainder: | 7,991,932 | 250,136 | 13,893,837 | 0 | 13,893,837 | 39,714,171 | 1,988,152 |
| Grand Total: | 15,345,867 | 784,959 | 53,334,551 | 13,620,380 | 39,714,171 | 39,714,171 | 12,240,551 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 39,714,171 |
| 5.00 % | 21,287,066 |
| 8.00 % | 15,204,565 |
| 9.00 % | 13,636,040 |
| 10.00 % | 12,240,551 |
| 12.00 % | 9,873,951 |
| 15.00 % | 7,126,264 |
| 20.00 % | 3,953,070 |
| 30.00 % | 416,962 |
| 50.00 % | -2,287,552 |
| 100.00 % | -3,291,586 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 03/2049 |
| Economic Life | 498 Months |
| | 41 Years 6 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | 31.84 % |
| Return on Investment: | 3.92 |
| Disc Return on Invest: | 2.01 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 3,509,142 | 0 |
| Historic Gross | 2,011,731 | 0 |
| Gross at Eff Date | 2,014,188 | 0 |
| Remaining Gross | 1,494,954 | 0 |
| Remaining Net | 992,363 | 0 |

Nickel Town - Base Case
Proved Developed Producing + Development Drilling + Waterflood



Economic Limit: 03/2049
Economic Life: 498 mo
Future Net Revenue: $39,714,171
Present Worth: $12,240,551
Rate of Return: 31.844 %
Return on Invest: 3.92
Payout Date: n/a

Oil at Effective Date: 814 bbl
Oil at Economic Limit: 537 bbl
Rem Oil (Decline): 1,494,954 bbl
Ult Oil (Decline): 3,509,142 bbl
Oil Decline at Eff Date: 3.88 %
Cum Oil at Eff Date: 2,014,188 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 3,509,142 | 0 |
| Historic Gross | 2,011,731 | 0 |
| Gross at Eff Date | 2,014,188 | 0 |
| Remaining Gross | 1,494,954 | 0 |
| Remaining Net | 992,363 | 0 |

Lease Name: NICKEL TOWN WF (LOW CASE) ()  
Operator: HAAS PETROLEUM  
Reservoir: MISSISSIPPI  
County, ST: WOODSON, KS  
Location: VARIOUS

EnerJex Resources Interests  
Based on Constant $70/Bbl

Nickel Town - Low Case  
Waterflood

Date: 10/16/2007  
Time: 6:42 PM

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 0 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2008 | 9 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2009 | 50 | 291 | 0 | 236 | 0 | 70.00 | 0.00 | 16,523 |
| 12/2010 | 67 | 1,393 | 0 | 1,132 | 0 | 70.00 | 0.00 | 79,244 |
| 12/2011 | 67 | 4,291 | 0 | 3,486 | 0 | 70.00 | 0.00 | 244,027 |
| 12/2012 | 67 | 9,801 | 0 | 7,963 | 0 | 70.00 | 0.00 | 557,398 |
| 12/2013 | 67 | 14,285 | 0 | 11,605 | 0 | 70.00 | 0.00 | 812,381 |
| 12/2014 | 67 | 14,056 | 0 | 8,667 | 0 | 70.00 | 0.00 | 606,694 |
| 12/2015 | 67 | 13,832 | 0 | 8,280 | 0 | 70.00 | 0.00 | 579,624 |
| 12/2016 | 67 | 13,611 | 0 | 8,148 | 0 | 70.00 | 0.00 | 570,364 |
| 12/2017 | 67 | 13,394 | 0 | 8,018 | 0 | 70.00 | 0.00 | 561,253 |
| 12/2018 | 67 | 13,180 | 0 | 7,890 | 0 | 70.00 | 0.00 | 552,287 |
| 12/2019 | 67 | 12,969 | 0 | 7,764 | 0 | 70.00 | 0.00 | 543,464 |
| 12/2020 | 67 | 12,762 | 0 | 7,640 | 0 | 70.00 | 0.00 | 534,782 |
| 12/2021 | 67 | 12,558 | 0 | 7,518 | 0 | 70.00 | 0.00 | 526,239 |
| Remainder: | | 338,578 | 0 | 202,686 | 0 | 70.00 | 0.00 | 14,188,053 |
| Grand Total: | | 475,000 | 0 | 291,033 | 0 | 70.00 | 0.00 | 20,372,332 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 12/2008 | 26,750 | 0 | -26,750 | 2,767,690 | -2,794,440 | -2,794,440 | -2,545,956 |
| 12/2009 | 150,000 | 187 | -133,663 | 3,727,690 | -3,861,353 | -6,655,793 | -3,318,615 |
| 12/2010 | 201,000 | 895 | -122,652 | 0 | -122,652 | -6,778,445 | -94,745 |
| 12/2011 | 201,000 | 2,758 | 40,270 | 0 | 40,270 | -6,738,175 | 26,985 |
| 12/2012 | 201,000 | 6,299 | 350,099 | 0 | 350,099 | -6,388,076 | 219,581 |
| 12/2013 | 201,000 | 9,180 | 602,201 | 0 | 602,201 | -5,785,875 | 346,933 |
| 12/2014 | 145,725 | 6,856 | 454,113 | 0 | 454,113 | -5,331,762 | 238,122 |
| 12/2015 | 140,700 | 6,550 | 432,374 | 0 | 432,374 | -4,899,388 | 205,863 |
| 12/2016 | 140,700 | 6,445 | 423,219 | 0 | 423,219 | -4,476,168 | 183,186 |
| 12/2017 | 140,700 | 6,342 | 414,211 | 0 | 414,211 | -4,061,958 | 162,988 |
| 12/2018 | 140,700 | 6,241 | 405,346 | 0 | 405,346 | -3,656,612 | 145,000 |
| 12/2019 | 140,700 | 6,141 | 396,623 | 0 | 396,623 | -3,259,989 | 128,981 |
| 12/2020 | 140,700 | 6,043 | 388,039 | 0 | 388,039 | -2,871,950 | 114,718 |
| 12/2021 | 140,700 | 5,946 | 379,592 | 0 | 379,592 | -2,492,358 | 102,019 |
| Remainder: | 7,636,493 | 160,325 | 6,391,235 | 0 | 6,391,235 | 3,898,877 | 729,849 |
| Grand Total: | 9,747,868 | 230,207 | 10,394,257 | 6,495,380 | 3,898,877 | 3,898,877 | -3,355,092 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 3,898,877 |
| 5.00 % | -1,568,155 |
| 8.00 % | -2,847,862 |
| 9.00 % | -3,126,655 |
| 10.00 % | -3,355,092 |
| 12.00 % | -3,696,722 |
| 15.00 % | -4,011,397 |
| 20.00 % | -4,237,771 |
| 30.00 % | -4,225,235 |
| 50.00 % | -3,761,858 |
| 100.00 % | -2,709,131 |

Initial Division of Interest:

| | | | NRI | ORI |
|---|---|---|---|---|
| WI: | 100.000000 | Oil: | 81.244000 | 0.000000 |
| | | Gas: | 81.244000 | 0.000000 |
| Reversion Date: | 01/2014 | Injection: | 0.000000 | 0.000000 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 03/2029 |
| Rate of Return: | 2.88 % |
| Return on Investment: | 1.60 |
| Disc Return on Invest: | 0.41 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 475,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 475,000 | 0 |
| Remaining Net | 291,033 | 0 |

Lease Name: NICKEL TOWN WF (LOW CASE) ()

Operator: HAAS PETROLEUM

Reservoir: MISSISSIPPI

County, ST: WOODSON, KS

Location: VARIOUS

EnerJex Resources Interests
Based on Constant $70/Bbl

Nickel Town - Low Case
Waterflood

Date: 10/16/2007
Time: 6:43 PM

## NICKEL TOWN WF (LOW CASE) - WINTERSCHIED



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $3,898,877
Present Worth: -$3,355,092
Rate of Return: 2.876 %
Return on Invest: 1.60
Payout Date: 03/2029

Oil at Effective Date: 0 bbl
Oil at Economic Limit: 584 bbl
Rem Oil (Decline): 475,000 bbl
Ult Oil (Decline): 475,000 bbl
Oil Decline at Eff Date: 0.00 %
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 475,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 475,000 | 0 |
| Remaining Net | 291,033 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/16/2007
Time: 6:44 PM

Nickel Town - Low Case
Proved Developed Producing + Development Drilling + Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 47 | 2,433 | 0 | 1,976 | 0 | 70.00 | 0.00 | 138,345 |
| 12/2008 | 75 | 30,060 | 0 | 24,422 | 0 | 70.00 | 0.00 | 1,709,545 |
| 12/2009 | 163 | 62,338 | 0 | 50,646 | 0 | 70.00 | 0.00 | 3,545,199 |
| 12/2010 | 189 | 56,494 | 0 | 45,898 | 0 | 70.00 | 0.00 | 3,212,852 |
| 12/2011 | 189 | 52,603 | 0 | 42,736 | 0 | 70.00 | 0.00 | 2,991,549 |
| 12/2012 | 189 | 52,268 | 0 | 42,464 | 0 | 70.00 | 0.00 | 2,972,501 |
| 12/2013 | 189 | 51,682 | 0 | 41,989 | 0 | 70.00 | 0.00 | 2,939,208 |
| 12/2014 | 189 | 47,055 | 0 | 29,043 | 0 | 70.00 | 0.00 | 2,033,036 |
| 12/2015 | 189 | 43,010 | 0 | 25,748 | 0 | 70.00 | 0.00 | 1,802,332 |
| 12/2016 | 189 | 39,468 | 0 | 23,627 | 0 | 70.00 | 0.00 | 1,653,919 |
| 12/2017 | 189 | 36,362 | 0 | 21,768 | 0 | 70.00 | 0.00 | 1,523,743 |
| 12/2018 | 189 | 33,632 | 0 | 20,133 | 0 | 70.00 | 0.00 | 1,409,344 |
| 12/2019 | 189 | 31,228 | 0 | 18,694 | 0 | 70.00 | 0.00 | 1,308,599 |
| 12/2020 | 189 | 29,106 | 0 | 17,424 | 0 | 70.00 | 0.00 | 1,219,679 |
| 12/2021 | 189 | 27,229 | 0 | 16,300 | 0 | 70.00 | 0.00 | 1,141,005 |
| Remainder: | | 424,987 | 0 | 254,414 | 0 | 70.00 | 0.00 | 17,809,008 |
| Grand Total: | | 1,019,954 | 0 | 677,284 | 0 | 70.00 | 0.00 | 47,409,863 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 45,120 | 1,563 | 91,662 | 0 | 91,662 | 91,662 | 90,222 |
| 12/2008 | 280,190 | 19,318 | 1,410,037 | 7,327,690 | -5,917,653 | -5,825,991 | -5,438,455 |
| 12/2009 | 584,880 | 40,061 | 2,920,258 | 6,292,690 | -3,372,432 | -9,198,422 | -2,953,923 |
| 12/2010 | 669,480 | 36,305 | 2,507,066 | 0 | 2,507,066 | -6,691,356 | 1,923,924 |
| 12/2011 | 669,480 | 33,804 | 2,288,264 | 0 | 2,288,264 | -4,403,092 | 1,595,715 |
| 12/2012 | 669,480 | 33,589 | 2,269,432 | 0 | 2,269,432 | -2,133,660 | 1,437,220 |
| 12/2013 | 669,480 | 33,213 | 2,236,515 | 0 | 2,236,515 | 102,855 | 1,289,520 |
| 12/2014 | 485,373 | 22,973 | 1,524,689 | 0 | 1,524,689 | 1,627,544 | 800,151 |
| 12/2015 | 468,636 | 20,366 | 1,313,330 | 0 | 1,313,330 | 2,940,874 | 625,788 |
| 12/2016 | 468,636 | 18,689 | 1,166,594 | 0 | 1,166,594 | 4,107,468 | 505,330 |
| 12/2017 | 468,636 | 17,218 | 1,037,889 | 0 | 1,037,889 | 5,145,357 | 408,703 |
| 12/2018 | 468,636 | 15,926 | 924,782 | 0 | 924,782 | 6,070,139 | 331,054 |
| 12/2019 | 468,636 | 14,787 | 825,176 | 0 | 825,176 | 6,895,315 | 268,540 |
| 12/2020 | 468,636 | 13,782 | 737,260 | 0 | 737,260 | 7,632,575 | 218,115 |
| 12/2021 | 468,636 | 12,893 | 659,476 | 0 | 659,476 | 8,292,051 | 177,365 |
| Remainder: | 10,264,237 | 201,242 | 7,343,529 | 0 | 7,343,529 | 15,635,580 | 906,513 |
| Grand Total: | 17,618,172 | 535,731 | 29,255,960 | 13,620,380 | 15,635,580 | 15,635,580 | 2,185,785 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 15,635,580 |
| 5.00 % | 6,381,226 |
| 8.00 % | 3,538,638 |
| 9.00 % | 2,820,181 |
| 10.00 % | 2,185,785 |
| 12.00 % | 1,120,291 |
| 15.00 % | -99,273 |
| 20.00 % | -1,477,588 |
| 30.00 % | -2,940,191 |
| 50.00 % | -3,874,390 |
| 100.00 % | -3,726,721 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | 14.72 % |
| Return on Investment: | 2.15 |
| Disc Return on Invest: | 1.18 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 3,034,142 | 0 |
| Historic Gross | 2,011,731 | 0 |
| Gross at Eff Date | 2,014,188 | 0 |
| Remaining Gross | 1,019,954 | 0 |
| Remaining Net | 677,284 | 0 |

Nickel Town - Low Case
Proved Developed Producing + Development Drilling + Waterflood



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $15,635,580
Present Worth: $2,185,785
Rate of Return: 14.718 %
Return on Invest: 2.15
Payout Date: n/a

Oil at Effective Date: 814 bbl
Oil at Economic Limit: 584 bbl
Rem Oil (Decline): 1,019,954 bbl
Ult Oil (Decline): 3,034,142 bbl
Oil Decline at Eff Date: 3.88 %
Cum Oil at Eff Date: 2,014,188 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
| --- | --- | --- |
| Ultimate Gross | 3,034,142 | 0 |
| Historic Gross | 2,011,731 | 0 |
| Gross at Eff Date | 2,014,188 | 0 |
| Remaining Gross | 1,019,954 | 0 |
| Remaining Net | 677,284 | 0 |

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 0 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2008 | 9 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2009 | 50 | 967 | 0 | 786 | 0 | 70.00 | 0.00 | 55,010 |
| 12/2010 | 67 | 26,893 | 0 | 21,849 | 0 | 70.00 | 0.00 | 1,529,438 |
| 12/2011 | 67 | 95,556 | 0 | 77,634 | 0 | 70.00 | 0.00 | 5,434,358 |
| 12/2012 | 67 | 101,375 | 0 | 82,361 | 0 | 70.00 | 0.00 | 5,765,250 |
| 12/2013 | 67 | 100,254 | 0 | 81,451 | 0 | 70.00 | 0.00 | 5,701,543 |
| 12/2014 | 67 | 92,399 | 0 | 57,022 | 0 | 70.00 | 0.00 | 3,991,558 |
| 12/2015 | 67 | 85,159 | 0 | 50,980 | 0 | 70.00 | 0.00 | 3,568,580 |
| 12/2016 | 67 | 78,487 | 0 | 46,985 | 0 | 70.00 | 0.00 | 3,288,968 |
| 12/2017 | 67 | 72,337 | 0 | 43,304 | 0 | 70.00 | 0.00 | 3,031,265 |
| 12/2018 | 67 | 66,669 | 0 | 39,911 | 0 | 70.00 | 0.00 | 2,793,754 |
| 12/2019 | 67 | 61,445 | 0 | 36,784 | 0 | 70.00 | 0.00 | 2,574,853 |
| 12/2020 | 67 | 56,631 | 0 | 33,901 | 0 | 70.00 | 0.00 | 2,373,104 |
| 12/2021 | 67 | 52,194 | 0 | 31,245 | 0 | 70.00 | 0.00 | 2,187,162 |
| Remainder: | | 534,634 | 0 | 320,053 | 0 | 70.00 | 0.00 | 22,403,723 |
| Grand Total: | | 1,425,000 | 0 | 924,265 | 0 | 70.00 | 0.00 | 64,698,568 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 12/2008 | 26,750 | 0 | -26,750 | 2,767,690 | -2,794,440 | -2,794,440 | -2,545,956 |
| 12/2009 | 150,000 | 622 | -95,612 | 3,727,690 | -3,823,302 | -6,617,742 | -3,287,382 |
| 12/2010 | 201,000 | 17,283 | 1,311,155 | 0 | 1,311,155 | -5,306,586 | 979,424 |
| 12/2011 | 201,000 | 61,408 | 5,171,950 | 0 | 5,171,950 | -134,637 | 3,602,964 |
| 12/2012 | 201,000 | 65,147 | 5,499,102 | 0 | 5,499,102 | 5,364,466 | 3,482,613 |
| 12/2013 | 201,000 | 64,427 | 5,436,116 | 0 | 5,436,116 | 10,800,582 | 3,133,351 |
| 12/2014 | 145,725 | 45,105 | 3,800,728 | 0 | 3,800,728 | 14,601,310 | 1,994,150 |
| 12/2015 | 140,700 | 40,325 | 3,387,555 | 0 | 3,387,555 | 17,988,865 | 1,613,699 |
| 12/2016 | 140,700 | 37,165 | 3,111,103 | 0 | 3,111,103 | 21,099,968 | 1,347,283 |
| 12/2017 | 140,700 | 34,253 | 2,856,312 | 0 | 2,856,312 | 23,956,280 | 1,124,498 |
| 12/2018 | 140,700 | 31,569 | 2,621,485 | 0 | 2,621,485 | 26,577,765 | 938,229 |
| 12/2019 | 140,700 | 29,096 | 2,405,058 | 0 | 2,405,058 | 28,982,822 | 782,520 |
| 12/2020 | 140,700 | 26,816 | 2,205,588 | 0 | 2,205,588 | 31,188,410 | 652,384 |
| 12/2021 | 140,700 | 24,715 | 2,021,748 | 0 | 2,021,748 | 33,210,158 | 543,644 |
| Remainder: | 4,784,973 | 253,162 | 17,365,589 | 0 | 17,365,589 | 50,575,746 | 2,576,651 |
| Grand Total: | 6,896,348 | 731,094 | 57,071,126 | 6,495,380 | 50,575,746 | 50,575,746 | 16,938,072 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 50,575,746 |
| 5.00 % | 28,015,456 |
| 8.00 % | 20,559,610 |
| 9.00 % | 18,641,656 |
| 10.00 % | 16,938,072 |
| 12.00 % | 14,056,854 |
| 15.00 % | 10,728,410 |
| 20.00 % | 6,915,551 |
| 30.00 % | 2,718,439 |
| 50.00 % | -467,442 |
| 100.00 % | -1,809,407 |

Initial Division of Interest:

|  |  | NRI | ORI |
|---|---|---|---|
| WI: | 100.000000 | | |
| | Oil: | 81.244000 | 0.000000 |
| | Gas: | 81.244000 | 0.000000 |
| Reversion Date: 01/2014 | Injection: | 0.000000 | 0.000000 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 01/2047 |
| Economic Life | 472 Months |
| | 39 Years 4 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 01/2012 |
| Rate of Return: | 45.07 % |
| Return on Investment: | 8.79 |
| Disc Return on Invest: | 3.96 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 1,425,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 1,425,000 | 0 |
| Remaining Net | 924,265 | 0 |

Lease Name: NICKEL TOWN WF (HIGH CASE) ()  
Operator: HAAS PETROLEUM  
Reservoir: MISSISSIPPI  
County, ST: WOODSON, KS  
Location: VARIOUS

EnerJex Resources Interests  
Based on Constant $70/Bbl

Nickel Town - High Case  
Waterflood

Date: 10/16/2007  
Time: 6:46 PM



NICKEL TOWN WF (HIGH CASE) - WINTERSCHIED

Economic Limit: 01/2047  
Economic Life: 472 mo  
Future Net Revenue: $50,575,746  
Present Worth: $16,938,072  
Rate of Return: 45.074 %  
Return on Invest: 8.79  
Payout Date: 01/2012

Oil at Effective Date: 0 bbl  
Oil at Economic Limit: 541 bbl  
Rem Oil (Decline): 1,425,000 bbl  
Ult Oil (Decline): 1,425,000 bbl  
Oil Decline at Eff Date: 0.00 %  
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf  
Gas at Economic Limit: 0 mcf  
Rem Gas (Decline): 0 mcf  
Ult Gas (Decline): 0 mcf  
Gas Decline at Eff Date: 0.00 %  
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl  
Water at Economic Limit: 0 bbl  
Rem Water (Decline): 0 bbl  
Ult Water (Decline): 0 bbl  
Water Decline at Eff Date: 0.00 %  
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl  
Inj at Economic Limit: 0 bbl  
Rem Inj (Decline): 0 bbl  
Ult Inj (Decline): 0 bbl  
Inj Decline at Eff Date: 0.00 %  
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 1,425,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 1,425,000 | 0 |
| Remaining Net | 924,265 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/16/2007
Time: 6:47 PM

Nickel Town - High Case
Proved Developed Producing + Development Drilling + Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 47 | 2,433 | 0 | 1,976 | 0 | 70.00 | 0.00 | 138,345 |
| 12/2008 | 75 | 30,060 | 0 | 24,422 | 0 | 70.00 | 0.00 | 1,709,545 |
| 12/2009 | 163 | 63,015 | 0 | 51,196 | 0 | 70.00 | 0.00 | 3,583,686 |
| 12/2010 | 189 | 81,994 | 0 | 66,615 | 0 | 70.00 | 0.00 | 4,663,046 |
| 12/2011 | 189 | 143,868 | 0 | 116,884 | 0 | 70.00 | 0.00 | 8,181,879 |
| 12/2012 | 189 | 143,841 | 0 | 116,862 | 0 | 70.00 | 0.00 | 8,180,353 |
| 12/2013 | 189 | 137,652 | 0 | 111,834 | 0 | 70.00 | 0.00 | 7,828,371 |
| 12/2014 | 189 | 125,398 | 0 | 77,399 | 0 | 70.00 | 0.00 | 5,417,899 |
| 12/2015 | 189 | 114,337 | 0 | 68,447 | 0 | 70.00 | 0.00 | 4,791,288 |
| 12/2016 | 189 | 104,344 | 0 | 62,465 | 0 | 70.00 | 0.00 | 4,372,523 |
| 12/2017 | 189 | 95,305 | 0 | 57,054 | 0 | 70.00 | 0.00 | 3,993,756 |
| 12/2018 | 189 | 87,122 | 0 | 52,154 | 0 | 70.00 | 0.00 | 3,650,811 |
| 12/2019 | 189 | 79,704 | 0 | 47,714 | 0 | 70.00 | 0.00 | 3,339,988 |
| 12/2020 | 189 | 72,975 | 0 | 43,686 | 0 | 70.00 | 0.00 | 3,058,001 |
| 12/2021 | 189 | 66,864 | 0 | 40,028 | 0 | 70.00 | 0.00 | 2,801,929 |
| Remainder: | | 621,043 | 0 | 371,781 | 0 | 70.00 | 0.00 | 26,024,678 |
| Grand Total: | | 1,969,954 | 0 | 1,310,516 | 0 | 70.00 | 0.00 | 91,736,098 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 45,120 | 1,563 | 91,662 | 0 | 91,662 | 91,662 | 90,222 |
| 12/2008 | 280,190 | 19,318 | 1,410,037 | 7,327,690 | -5,917,653 | -5,825,991 | -5,438,455 |
| 12/2009 | 584,880 | 40,496 | 2,958,310 | 6,292,690 | -3,334,380 | -9,160,371 | -2,922,690 |
| 12/2010 | 669,480 | 52,692 | 3,940,873 | 0 | 3,940,873 | -5,219,497 | 2,998,093 |
| 12/2011 | 669,480 | 92,455 | 7,419,944 | 0 | 7,419,944 | 2,200,447 | 5,171,694 |
| 12/2012 | 669,480 | 92,438 | 7,418,435 | 0 | 7,418,435 | 9,618,882 | 4,700,253 |
| 12/2013 | 669,480 | 88,461 | 7,070,430 | 0 | 7,070,430 | 16,689,312 | 4,075,938 |
| 12/2014 | 485,373 | 61,222 | 4,871,304 | 0 | 4,871,304 | 21,560,616 | 2,556,180 |
| 12/2015 | 468,636 | 54,142 | 4,268,511 | 0 | 4,268,511 | 25,829,126 | 2,033,624 |
| 12/2016 | 468,636 | 49,410 | 3,854,478 | 0 | 3,854,478 | 29,683,604 | 1,669,428 |
| 12/2017 | 468,636 | 45,129 | 3,479,990 | 0 | 3,479,990 | 33,163,595 | 1,370,214 |
| 12/2018 | 468,636 | 41,254 | 3,140,921 | 0 | 3,140,921 | 36,304,516 | 1,124,283 |
| 12/2019 | 468,636 | 37,742 | 2,833,610 | 0 | 2,833,610 | 39,138,126 | 922,079 |
| 12/2020 | 468,636 | 34,555 | 2,554,809 | 0 | 2,554,809 | 41,692,935 | 755,781 |
| 12/2021 | 468,636 | 31,662 | 2,301,631 | 0 | 2,301,631 | 43,994,566 | 618,990 |
| Remainder: | 7,412,717 | 294,079 | 18,317,883 | 0 | 18,317,883 | 62,312,449 | 2,753,315 |
| Grand Total: | 14,766,652 | 1,036,618 | 75,932,829 | 13,620,380 | 62,312,449 | 62,312,449 | 22,478,949 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 62,312,449 |
| 5.00 % | 35,964,837 |
| 8.00 % | 26,946,109 |
| 9.00 % | 24,588,491 |
| 10.00 % | 22,478,949 |
| 12.00 % | 18,873,867 |
| 15.00 % | 14,640,534 |
| 20.00 % | 9,675,734 |
| 30.00 % | 4,003,483 |
| 50.00 % | -579,973 |
| 100.00 % | -2,826,997 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 01/2047 |
| Economic Life | 472 Months |
| | 39 Years 4 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | 45.84 % |
| Return on Investment: | 5.57 |
| Disc Return on Invest: | 2.85 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 3,984,142 | 0 |
| Historic Gross | 2,011,731 | 0 |
| Gross at Eff Date | 2,014,188 | 0 |
| Remaining Gross | 1,969,954 | 0 |
| Remaining Net | 1,310,516 | 0 |

Nickel Town - High Case
Proved Developed Producing + Development Drilling + Waterflood



Economic Limit: 01/2047
Economic Life: 472 mo
Future Net Revenue: $62,312,449
Present Worth: $22,478,949
Rate of Return: 45.838 %
Return on Invest: 5.57
Payout Date: n/a

Oil at Effective Date: 814 bbl
Oil at Economic Limit: 541 bbl
Rem Oil (Decline): 1,969,954 bbl
Ult Oil (Decline): 3,984,142 bbl
Oil Decline at Eff Date: 3.88 %
Cum Oil at Eff Date: 2,014,188 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|  | Bbl Oil | Mcf Gas |
| --- | --- | --- |
| Ultimate Gross | 3,984,142 | 0 |
| Historic Gross | 2,011,731 | 0 |
| Gross at Eff Date | 2,014,188 | 0 |
| Remaining Gross | 1,969,954 | 0 |
| Remaining Net | 1,310,516 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/16/2007
Time: 8:20 PM

Black Oaks & Nickel Town Combined
Proved Developed Producing

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 100 | 7,484 | 0 | 6,017 | 0 | 70.00 | 0.00 | 421,210 |
| 12/2008 | 100 | 29,124 | 0 | 23,418 | 0 | 70.00 | 0.00 | 1,639,230 |
| 12/2009 | 100 | 27,869 | 0 | 22,409 | 0 | 70.00 | 0.00 | 1,568,629 |
| 12/2010 | 100 | 26,669 | 0 | 21,444 | 0 | 70.00 | 0.00 | 1,501,084 |
| 12/2011 | 100 | 25,520 | 0 | 20,521 | 0 | 70.00 | 0.00 | 1,436,461 |
| 12/2012 | 100 | 24,421 | 0 | 19,638 | 0 | 70.00 | 0.00 | 1,374,634 |
| 12/2013 | 100 | 23,370 | 0 | 15,792 | 0 | 70.00 | 0.00 | 1,105,414 |
| 12/2014 | 100 | 22,364 | 0 | 13,387 | 0 | 70.00 | 0.00 | 937,108 |
| 12/2015 | 100 | 21,401 | 0 | 12,681 | 0 | 70.00 | 0.00 | 887,701 |
| 12/2016 | 100 | 20,480 | 0 | 12,136 | 0 | 70.00 | 0.00 | 849,527 |
| 12/2017 | 100 | 19,599 | 0 | 11,614 | 0 | 70.00 | 0.00 | 813,002 |
| 12/2018 | 100 | 18,757 | 0 | 11,115 | 0 | 70.00 | 0.00 | 778,056 |
| 12/2019 | 100 | 17,950 | 0 | 10,637 | 0 | 70.00 | 0.00 | 744,619 |
| 12/2020 | 100 | 17,178 | 0 | 10,180 | 0 | 70.00 | 0.00 | 712,626 |
| 12/2021 | 100 | 16,440 | 0 | 9,743 | 0 | 70.00 | 0.00 | 682,014 |
| Remainder: | | 215,387 | 0 | 127,547 | 0 | 70.00 | 0.00 | 8,928,270 |
| Grand Total: | | 534,014 | 0 | 348,280 | 0 | 70.00 | 0.00 | 24,379,586 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 96,000 | 4,760 | 320,450 | 0 | 320,450 | 320,450 | 315,415 |
| 12/2008 | 384,000 | 18,523 | 1,236,707 | 0 | 1,236,707 | 1,557,157 | 1,147,779 |
| 12/2009 | 384,000 | 17,726 | 1,166,904 | 0 | 1,166,904 | 2,724,061 | 984,548 |
| 12/2010 | 384,000 | 16,962 | 1,100,122 | 0 | 1,100,122 | 3,824,183 | 843,826 |
| 12/2011 | 384,000 | 16,232 | 1,036,229 | 0 | 1,036,229 | 4,860,412 | 722,567 |
| 12/2012 | 384,000 | 15,533 | 975,101 | 0 | 975,101 | 5,835,513 | 618,134 |
| 12/2013 | 328,032 | 12,491 | 764,891 | 0 | 764,891 | 6,600,404 | 441,161 |
| 12/2014 | 273,312 | 10,589 | 653,206 | 0 | 653,206 | 7,253,610 | 342,329 |
| 12/2015 | 268,800 | 10,031 | 608,870 | 0 | 608,870 | 7,862,480 | 289,993 |
| 12/2016 | 268,800 | 9,600 | 571,127 | 0 | 571,127 | 8,433,608 | 247,290 |
| 12/2017 | 268,800 | 9,187 | 535,015 | 0 | 535,015 | 8,968,623 | 210,597 |
| 12/2018 | 268,800 | 8,792 | 500,464 | 0 | 500,464 | 9,469,087 | 179,090 |
| 12/2019 | 268,800 | 8,414 | 467,405 | 0 | 467,405 | 9,936,492 | 152,056 |
| 12/2020 | 268,800 | 8,053 | 435,773 | 0 | 435,773 | 10,372,265 | 128,880 |
| 12/2021 | 268,800 | 7,707 | 405,508 | 0 | 405,508 | 10,777,772 | 109,028 |
| Remainder: | 5,311,488 | 100,889 | 3,515,893 | 0 | 3,515,893 | 14,293,665 | 528,164 |
| Grand Total: | 9,810,432 | 275,489 | 14,293,665 | 0 | 14,293,665 | 14,293,665 | 7,260,855 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 14,293,665 |
| 5.00 % | 9,638,162 |
| 8.00 % | 8,050,525 |
| 9.00 % | 7,634,294 |
| 10.00 % | 7,260,855 |
| 12.00 % | 6,619,183 |
| 15.00 % | 5,856,107 |
| 20.00 % | 4,935,351 |
| 30.00 % | 3,802,479 |
| 50.00 % | 2,682,785 |
| 100.00 % | 1,662,676 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 10/2045 |
| Economic Life | 457 Months |
| | 38 Years 1 Month |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | >100 % |
| Return on Investment: | 0.00 |
| Disc Return on Invest: | 0.00 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 5,445,099 | 0 |
| Historic Gross | 4,908,628 | 0 |
| Gross at Eff Date | 4,911,085 | 0 |
| Remaining Gross | 534,014 | 0 |
| Remaining Net | 348,280 | 0 |

Black Oaks & Nickel Town Combined
Proved Developed Producing



Economic Limit: 10/2045
Economic Life: 457 mo
Future Net Revenue: $14,293,665
Present Worth: $7,260,855
Rate of Return: >100 %
Return on Invest: 0.00
Payout Date: n/a

Oil at Effective Date: 2,504 bbl
Oil at Economic Limit: 292 bbl
Rem Oil (Decline): 534,014 bbl
Ult Oil (Decline): 5,445,099 bbl
Oil Decline at Eff Date: 4.31 %
Cum Oil at Eff Date: 4,911,085 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|                  | Bbl Oil   | Mcf Gas |
|------------------|-----------|---------|
| Ultimate Gross   | 5,445,099 | 0       |
| Historic Gross   | 4,908,628 | 0       |
| Gross at Eff Date| 4,911,085 | 0       |
| Remaining Gross  | 534,014   | 0       |
| Remaining Net    | 348,280   | 0       |

Black Oaks & Nickel Town Combined
Development Drilling

| Date | Well Count | Gross Production Oil (Bbl) | Gross Production Gas (Mcf) | Net Production Oil (Bbl) | Net Production Gas (Mcf) | Average Prices Oil ($/Bbl) | Average Prices Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 5 | 1,753 | 0 | 1,402 | 0 | 70.00 | 0.00 | 98,146 |
| 12/2008 | 41 | 41,015 | 0 | 33,067 | 0 | 70.00 | 0.00 | 2,314,723 |
| 12/2009 | 98 | 74,056 | 0 | 59,903 | 0 | 70.00 | 0.00 | 4,193,196 |
| 12/2010 | 107 | 64,423 | 0 | 52,115 | 0 | 70.00 | 0.00 | 3,648,042 |
| 12/2011 | 107 | 55,471 | 0 | 44,873 | 0 | 70.00 | 0.00 | 3,141,116 |
| 12/2012 | 107 | 47,796 | 0 | 38,664 | 0 | 70.00 | 0.00 | 2,706,506 |
| 12/2013 | 107 | 41,183 | 0 | 31,095 | 0 | 70.00 | 0.00 | 2,176,663 |
| 12/2014 | 107 | 35,485 | 0 | 21,637 | 0 | 70.00 | 0.00 | 1,514,619 |
| 12/2015 | 107 | 30,575 | 0 | 18,225 | 0 | 70.00 | 0.00 | 1,275,729 |
| 12/2016 | 107 | 26,345 | 0 | 15,703 | 0 | 70.00 | 0.00 | 1,099,216 |
| 12/2017 | 107 | 22,700 | 0 | 13,530 | 0 | 70.00 | 0.00 | 947,127 |
| 12/2018 | 107 | 19,559 | 0 | 11,658 | 0 | 70.00 | 0.00 | 816,081 |
| 12/2019 | 107 | 16,853 | 0 | 10,045 | 0 | 70.00 | 0.00 | 703,166 |
| 12/2020 | 107 | 14,521 | 0 | 8,655 | 0 | 70.00 | 0.00 | 605,875 |
| 12/2021 | 107 | 12,512 | 0 | 7,458 | 0 | 70.00 | 0.00 | 522,045 |
| Remainder: | | 30,756 | 0 | 18,340 | 0 | 70.00 | 0.00 | 1,283,819 |
| Grand Total: | | 535,000 | 0 | 386,372 | 0 | 70.00 | 0.00 | 27,046,069 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 5,120 | 1,109 | 91,917 | 190,000 | -98,083 | -98,083 | -96,926 |
| 12/2008 | 156,160 | 26,156 | 2,132,406 | 6,745,000 | -4,612,594 | -4,710,677 | -4,300,648 |
| 12/2009 | 377,280 | 47,383 | 3,768,533 | 2,565,000 | 1,203,533 | -3,507,144 | 968,624 |
| 12/2010 | 410,880 | 41,223 | 3,195,939 | 0 | 3,195,939 | -311,205 | 2,453,558 |
| 12/2011 | 410,880 | 35,495 | 2,694,742 | 0 | 2,694,742 | 2,383,537 | 1,880,704 |
| 12/2012 | 410,880 | 30,584 | 2,265,042 | 0 | 2,265,042 | 4,648,579 | 1,437,149 |
| 12/2013 | 377,088 | 24,596 | 1,774,978 | 0 | 1,774,978 | 6,423,558 | 1,024,157 |
| 12/2014 | 294,816 | 17,115 | 1,202,688 | 0 | 1,202,688 | 7,626,245 | 631,296 |
| 12/2015 | 287,616 | 14,416 | 973,697 | 0 | 973,697 | 8,599,942 | 464,226 |
| 12/2016 | 287,616 | 12,421 | 799,179 | 0 | 799,179 | 9,399,121 | 346,409 |
| 12/2017 | 287,616 | 10,703 | 648,808 | 0 | 648,808 | 10,047,930 | 255,689 |
| 12/2018 | 287,616 | 9,222 | 519,243 | 0 | 519,243 | 10,567,173 | 186,050 |
| 12/2019 | 287,616 | 7,946 | 407,605 | 0 | 407,605 | 10,974,777 | 132,795 |
| 12/2020 | 287,616 | 6,846 | 311,413 | 0 | 311,413 | 11,286,190 | 92,257 |
| 12/2021 | 287,616 | 5,899 | 228,530 | 0 | 228,530 | 11,514,720 | 61,572 |
| Remainder: | 965,216 | 14,507 | 304,096 | 0 | 304,096 | 11,818,816 | 70,159 |
| Grand Total: | 5,421,632 | 305,621 | 21,318,816 | 9,500,000 | 11,818,816 | 11,818,816 | 5,607,071 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 11,818,816 |
| 5.00 % | 8,114,219 |
| 8.00 % | 6,501,064 |
| 9.00 % | 6,038,114 |
| 10.00 % | 5,607,071 |
| 12.00 % | 4,829,932 |
| 15.00 % | 3,843,062 |
| 20.00 % | 2,562,162 |
| 30.00 % | 882,027 |
| 50.00 % | -750,910 |
| 100.00 % | -1,825,102 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 03/2026 |
| Economic Life | 222 Months |
| | 18 Years 6 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 02/2011 |
| Rate of Return: | 38.51 % |
| Return on Investment: | 2.24 |
| Disc Return on Invest: | 1.65 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 535,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 535,000 | 0 |
| Remaining Net | 386,372 | 0 |

Black Oaks & Nickel Town Combined
Development Drilling



Economic Limit: 03/2026
Economic Life: 222 mo
Future Net Revenue: $11,818,816
Present Worth: $5,607,071
Rate of Return: 38.512 %
Return on Invest: 2.24
Payout Date: 02/2011

Oil at Effective Date: 0 bbl
Oil at Economic Limit: 17 bbl
Rem Oil (Decline): 535,000 bbl
Ult Oil (Decline): 535,000 bbl
Oil Decline at Eff Date: 0.00 %
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 535,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 535,000 | 0 |
| Remaining Net | 386,372 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/16/2007
Time: 8:24 PM

Black Oaks & Nickel Town Combined
Proved Developed Producing + Development Drilling

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 105 | 9,236 | 0 | 7,419 | 0 | 70.00 | 0.00 | 519,356 |
| 12/2008 | 141 | 70,139 | 0 | 56,485 | 0 | 70.00 | 0.00 | 3,953,953 |
| 12/2009 | 198 | 101,925 | 0 | 82,312 | 0 | 70.00 | 0.00 | 5,761,825 |
| 12/2010 | 207 | 91,092 | 0 | 73,559 | 0 | 70.00 | 0.00 | 5,149,126 |
| 12/2011 | 207 | 80,991 | 0 | 65,394 | 0 | 70.00 | 0.00 | 4,577,578 |
| 12/2012 | 207 | 72,217 | 0 | 58,302 | 0 | 70.00 | 0.00 | 4,081,140 |
| 12/2013 | 207 | 64,553 | 0 | 46,887 | 0 | 70.00 | 0.00 | 3,282,077 |
| 12/2014 | 207 | 57,848 | 0 | 35,025 | 0 | 70.00 | 0.00 | 2,451,727 |
| 12/2015 | 207 | 51,976 | 0 | 30,906 | 0 | 70.00 | 0.00 | 2,163,430 |
| 12/2016 | 207 | 46,825 | 0 | 27,839 | 0 | 70.00 | 0.00 | 1,948,743 |
| 12/2017 | 207 | 42,299 | 0 | 25,145 | 0 | 70.00 | 0.00 | 1,760,129 |
| 12/2018 | 207 | 38,315 | 0 | 22,773 | 0 | 70.00 | 0.00 | 1,594,137 |
| 12/2019 | 207 | 34,803 | 0 | 20,683 | 0 | 70.00 | 0.00 | 1,447,785 |
| 12/2020 | 207 | 31,699 | 0 | 18,836 | 0 | 70.00 | 0.00 | 1,318,501 |
| 12/2021 | 207 | 28,952 | 0 | 17,201 | 0 | 70.00 | 0.00 | 1,204,059 |
| Remainder: | | 246,143 | 0 | 145,887 | 0 | 70.00 | 0.00 | 10,212,090 |
| Grand Total: | | 1,069,014 | 0 | 734,652 | 0 | 70.00 | 0.00 | 51,425,655 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 101,120 | 5,869 | 412,367 | 190,000 | 222,367 | 222,367 | 218,489 |
| 12/2008 | 540,160 | 44,680 | 3,369,113 | 6,745,000 | -3,375,887 | -3,153,520 | -3,152,869 |
| 12/2009 | 761,280 | 65,109 | 4,935,436 | 2,565,000 | 2,370,436 | -783,083 | 1,953,172 |
| 12/2010 | 794,880 | 58,185 | 4,296,061 | 0 | 4,296,061 | 3,512,978 | 3,297,384 |
| 12/2011 | 794,880 | 51,727 | 3,730,971 | 0 | 3,730,971 | 7,243,949 | 2,603,271 |
| 12/2012 | 794,880 | 46,117 | 3,240,143 | 0 | 3,240,143 | 10,484,092 | 2,055,283 |
| 12/2013 | 705,120 | 37,087 | 2,539,869 | 0 | 2,539,869 | 13,023,961 | 1,465,317 |
| 12/2014 | 568,128 | 27,705 | 1,855,894 | 0 | 1,855,894 | 14,879,855 | 973,625 |
| 12/2015 | 556,416 | 24,447 | 1,582,567 | 0 | 1,582,567 | 16,462,422 | 754,218 |
| 12/2016 | 556,416 | 22,021 | 1,370,307 | 0 | 1,370,307 | 17,832,729 | 593,700 |
| 12/2017 | 556,416 | 19,889 | 1,183,824 | 0 | 1,183,824 | 19,016,553 | 466,286 |
| 12/2018 | 556,416 | 18,014 | 1,019,707 | 0 | 1,019,707 | 20,036,260 | 365,140 |
| 12/2019 | 556,416 | 16,360 | 875,009 | 0 | 875,009 | 20,911,269 | 284,851 |
| 12/2020 | 556,416 | 14,899 | 747,186 | 0 | 747,186 | 21,658,455 | 221,137 |
| 12/2021 | 556,416 | 13,606 | 634,038 | 0 | 634,038 | 22,292,492 | 170,600 |
| Remainder: | 6,276,704 | 115,397 | 3,819,989 | 0 | 3,819,989 | 26,112,481 | 598,322 |
| Grand Total: | 15,232,064 | 581,110 | 35,612,481 | 9,500,000 | 26,112,481 | 26,112,481 | 12,867,926 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 26,112,481 |
| 5.00 % | 17,752,381 |
| 8.00 % | 14,551,589 |
| 9.00 % | 13,672,408 |
| 10.00 % | 12,867,926 |
| 12.00 % | 11,449,116 |
| 15.00 % | 9,699,169 |
| 20.00 % | 7,497,512 |
| 30.00 % | 4,684,506 |
| 50.00 % | 1,931,875 |
| 100.00 % | -162,425 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 10/2045 |
| Economic Life | 457 Months |
| | 38 Years 1 Month |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | 91.89 % |
| Return on Investment: | 3.75 |
| Disc Return on Invest: | 2.49 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 5,980,099 | 0 |
| Historic Gross | 4,908,628 | 0 |
| Gross at Eff Date | 4,911,085 | 0 |
| Remaining Gross | 1,069,014 | 0 |
| Remaining Net | 734,652 | 0 |

Black Oaks & Nickel Town Combined
Proved Developed Producing + Development Drilling



Economic Limit: 10/2045
Economic Life: 457 mo
Future Net Revenue: $26,112,481
Present Worth: $12,867,926
Rate of Return: 91.887 %
Return on Invest: 3.75
Payout Date: n/a

Oil at Effective Date: 2,504 bbl
Oil at Economic Limit: 292 bbl
Rem Oil (Decline): 1,069,014 bbl
Ult Oil (Decline): 5,980,099 bbl
Oil Decline at Eff Date: -2592.16 %
Cum Oil at Eff Date: 4,911,085 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|  | Bbl Oil | Mcf Gas |
| --- | --- | --- |
| Ultimate Gross | 5,980,099 | 0 |
| Historic Gross | 4,908,628 | 0 |
| Gross at Eff Date | 4,911,085 | 0 |
| Remaining Gross | 1,069,014 | 0 |
| Remaining Net | 734,652 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/16/2007
Time: 8:26 PM

Black Oaks & Nickel Town Combined - Base Case
Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 6 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2008 | 27 | 152 | 0 | 121 | 0 | 70.00 | 0.00 | 8,504 |
| 12/2009 | 95 | 5,545 | 0 | 4,446 | 0 | 70.00 | 0.00 | 311,186 |
| 12/2010 | 112 | 77,492 | 0 | 62,172 | 0 | 70.00 | 0.00 | 4,352,016 |
| 12/2011 | 112 | 134,669 | 0 | 108,325 | 0 | 70.00 | 0.00 | 7,582,764 |
| 12/2012 | 112 | 142,589 | 0 | 114,734 | 0 | 70.00 | 0.00 | 8,031,371 |
| 12/2013 | 112 | 140,056 | 0 | 96,302 | 0 | 70.00 | 0.00 | 6,741,122 |
| 12/2014 | 112 | 132,084 | 0 | 79,277 | 0 | 70.00 | 0.00 | 5,549,382 |
| 12/2015 | 112 | 124,567 | 0 | 73,874 | 0 | 70.00 | 0.00 | 5,171,180 |
| 12/2016 | 112 | 117,477 | 0 | 69,669 | 0 | 70.00 | 0.00 | 4,876,835 |
| 12/2017 | 112 | 110,791 | 0 | 65,704 | 0 | 70.00 | 0.00 | 4,599,249 |
| 12/2018 | 112 | 104,486 | 0 | 61,964 | 0 | 70.00 | 0.00 | 4,337,468 |
| 12/2019 | 112 | 98,540 | 0 | 58,437 | 0 | 70.00 | 0.00 | 4,090,591 |
| 12/2020 | 112 | 92,932 | 0 | 55,111 | 0 | 70.00 | 0.00 | 3,857,770 |
| 12/2021 | 112 | 87,644 | 0 | 51,974 | 0 | 70.00 | 0.00 | 3,638,204 |
| Remainder: | | 1,230,976 | 0 | 729,678 | 0 | 70.00 | 0.00 | 51,077,458 |
| Grand Total: | | 2,600,000 | 0 | 1,631,787 | 0 | 70.00 | 0.00 | 114,225,102 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 4,750 | 0 | -4,750 | 320,000 | -324,750 | -324,750 | -317,133 |
| 12/2008 | 80,250 | 96 | -71,842 | 5,443,165 | -5,515,007 | -5,839,757 | -5,015,551 |
| 12/2009 | 283,750 | 3,516 | 23,920 | 4,127,690 | -4,103,770 | -9,943,527 | -3,543,431 |
| 12/2010 | 336,000 | 49,178 | 3,966,838 | 0 | 3,966,838 | -5,976,689 | 3,001,075 |
| 12/2011 | 336,000 | 85,685 | 7,161,079 | 0 | 7,161,079 | 1,184,389 | 4,988,441 |
| 12/2012 | 336,000 | 90,754 | 7,604,617 | 0 | 7,604,617 | 8,789,006 | 4,816,912 |
| 12/2013 | 298,875 | 76,175 | 6,366,073 | 0 | 6,366,073 | 15,155,079 | 3,671,302 |
| 12/2014 | 240,225 | 62,708 | 5,246,449 | 0 | 5,246,449 | 20,401,528 | 2,749,993 |
| 12/2015 | 235,200 | 58,434 | 4,877,546 | 0 | 4,877,546 | 25,279,074 | 2,323,041 |
| 12/2016 | 235,200 | 55,108 | 4,586,527 | 0 | 4,586,527 | 29,865,601 | 1,985,855 |
| 12/2017 | 235,200 | 51,972 | 4,312,078 | 0 | 4,312,078 | 34,177,679 | 1,697,298 |
| 12/2018 | 235,200 | 49,013 | 4,053,254 | 0 | 4,053,254 | 38,230,933 | 1,450,385 |
| 12/2019 | 235,200 | 46,224 | 3,809,167 | 0 | 3,809,167 | 42,040,100 | 1,239,132 |
| 12/2020 | 235,200 | 43,593 | 3,578,977 | 0 | 3,578,977 | 45,619,077 | 1,058,412 |
| 12/2021 | 235,200 | 41,112 | 3,361,893 | 0 | 3,361,893 | 48,980,970 | 903,832 |
| Remainder: | 10,431,750 | 577,175 | 40,068,533 | 0 | 40,068,533 | 89,049,503 | 5,087,671 |
| Grand Total: | 13,994,000 | 1,290,744 | 98,940,358 | 9,890,855 | 89,049,503 | 89,049,503 | 26,097,234 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 89,049,503 |
| 5.00 % | 45,097,509 |
| 8.00 % | 32,125,619 |
| 9.00 % | 28,911,318 |
| 10.00 % | 26,097,234 |
| 12.00 % | 21,423,327 |
| 15.00 % | 16,151,874 |
| 20.00 % | 10,267,500 |
| 30.00 % | 3,944,663 |
| 50.00 % | -816,218 |
| 100.00 % | -2,935,912 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 11/2011 |
| Rate of Return: | 44.40 % |
| Return on Investment: | 10.00 |
| Disc Return on Invest: | 3.96 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 2,600,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 2,600,000 | 0 |
| Remaining Net | 1,631,787 | 0 |

Black Oaks & Nickel Town Combined - Base Case
Waterflood



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $89,049,503
Present Worth: $26,097,234
Rate of Return: 44.399 %
Return on Invest: 10.00
Payout Date: 11/2011

Oil at Effective Date: 0 bbl
Oil at Economic Limit: 553 bbl
Rem Oil (Decline): 2,600,000 bbl
Ult Oil (Decline): 2,600,000 bbl
Oil Decline at Eff Date: 0.00 %
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 2,600,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 2,600,000 | 0 |
| Remaining Net | 1,631,787 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/16/2007
Time: 8:29 PM

Black Oaks & Nickel Town Combined - Base Case
Proved Developed Producing + Development Drilling + Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 112 | 9,236 | 0 | 7,419 | 0 | 70.00 | 0.00 | 519,356 |
| 12/2008 | 167 | 70,291 | 0 | 56,607 | 0 | 70.00 | 0.00 | 3,962,456 |
| 12/2009 | 293 | 107,470 | 0 | 86,757 | 0 | 70.00 | 0.00 | 6,073,011 |
| 12/2010 | 319 | 168,584 | 0 | 135,731 | 0 | 70.00 | 0.00 | 9,501,142 |
| 12/2011 | 319 | 215,660 | 0 | 173,719 | 0 | 70.00 | 0.00 | 12,160,342 |
| 12/2012 | 319 | 214,806 | 0 | 173,036 | 0 | 70.00 | 0.00 | 12,112,511 |
| 12/2013 | 319 | 204,608 | 0 | 143,189 | 0 | 70.00 | 0.00 | 10,023,199 |
| 12/2014 | 319 | 189,933 | 0 | 114,302 | 0 | 70.00 | 0.00 | 8,001,109 |
| 12/2015 | 319 | 176,543 | 0 | 104,780 | 0 | 70.00 | 0.00 | 7,334,610 |
| 12/2016 | 319 | 164,302 | 0 | 97,508 | 0 | 70.00 | 0.00 | 6,825,579 |
| 12/2017 | 319 | 153,091 | 0 | 90,848 | 0 | 70.00 | 0.00 | 6,359,378 |
| 12/2018 | 319 | 142,802 | 0 | 84,737 | 0 | 70.00 | 0.00 | 5,931,604 |
| 12/2019 | 319 | 133,343 | 0 | 79,120 | 0 | 70.00 | 0.00 | 5,538,376 |
| 12/2020 | 319 | 124,631 | 0 | 73,947 | 0 | 70.00 | 0.00 | 5,176,271 |
| 12/2021 | 319 | 116,595 | 0 | 69,175 | 0 | 70.00 | 0.00 | 4,842,264 |
| Remainder: | | 1,477,119 | 0 | 875,565 | 0 | 70.00 | 0.00 | 61,289,548 |
| Grand Total: | | 3,669,014 | 0 | 2,366,439 | 0 | 70.00 | 0.00 | 165,650,757 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 105,870 | 5,869 | 407,617 | 510,000 | -102,383 | -102,383 | -98,644 |
| 12/2008 | 620,410 | 44,776 | 3,297,271 | 12,188,165 | -8,890,894 | -8,993,277 | -8,168,420 |
| 12/2009 | 1,045,030 | 68,625 | 4,959,356 | 6,692,690 | -1,733,334 | -10,726,611 | -1,590,260 |
| 12/2010 | 1,130,880 | 107,363 | 8,262,899 | 0 | 8,262,899 | -2,463,712 | 6,298,459 |
| 12/2011 | 1,130,880 | 137,412 | 10,892,050 | 0 | 10,892,050 | 8,428,338 | 7,591,712 |
| 12/2012 | 1,130,880 | 136,871 | 10,844,760 | 0 | 10,844,760 | 19,273,098 | 6,872,195 |
| 12/2013 | 1,003,995 | 113,262 | 8,905,942 | 0 | 8,905,942 | 28,179,040 | 5,136,620 |
| 12/2014 | 808,353 | 90,413 | 7,102,343 | 0 | 7,102,343 | 35,281,383 | 3,723,618 |
| 12/2015 | 791,616 | 82,881 | 6,460,113 | 0 | 6,460,113 | 41,741,497 | 3,077,260 |
| 12/2016 | 791,616 | 77,129 | 5,956,834 | 0 | 5,956,834 | 47,698,330 | 2,579,554 |
| 12/2017 | 791,616 | 71,861 | 5,495,901 | 0 | 5,495,901 | 53,194,231 | 2,163,584 |
| 12/2018 | 791,616 | 67,027 | 5,072,961 | 0 | 5,072,961 | 58,267,193 | 1,815,525 |
| 12/2019 | 791,616 | 62,584 | 4,684,176 | 0 | 4,684,176 | 62,951,369 | 1,523,984 |
| 12/2020 | 791,616 | 58,492 | 4,326,163 | 0 | 4,326,163 | 67,277,532 | 1,279,548 |
| 12/2021 | 791,616 | 54,718 | 3,995,930 | 0 | 3,995,930 | 71,273,462 | 1,074,432 |
| Remainder: | 16,708,454 | 692,572 | 43,888,522 | 0 | 43,888,522 | 115,161,984 | 5,685,993 |
| Grand Total: | 29,226,064 | 1,871,854 | 134,552,839 | 19,390,855 | 115,161,984 | 115,161,984 | 38,965,160 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 115,161,984 |
| 5.00 % | 62,849,889 |
| 8.00 % | 46,677,208 |
| 9.00 % | 42,583,726 |
| 10.00 % | 38,965,160 |
| 12.00 % | 32,872,443 |
| 15.00 % | 25,851,043 |
| 20.00 % | 17,765,012 |
| 30.00 % | 8,629,169 |
| 50.00 % | 1,115,657 |
| 100.00 % | -3,098,337 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | 56.08 % |
| Return on Investment: | 6.94 |
| Disc Return on Invest: | 3.23 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 8,580,099 | 0 |
| Historic Gross | 4,908,628 | 0 |
| Gross at Eff Date | 4,911,085 | 0 |
| Remaining Gross | 3,669,014 | 0 |
| Remaining Net | 2,366,439 | 0 |

Black Oaks & Nickel Town Combined - Base Case
Proved Developed Producing + Development Drilling + Waterflood



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $115,161,984
Present Worth: $38,965,160
Rate of Return: 56.080 %
Return on Invest: 6.94
Payout Date: n/a

Oil at Effective Date: 2,504 bbl
Oil at Economic Limit: 553 bbl
Rem Oil (Decline): 3,669,014 bbl
Ult Oil (Decline): 8,580,099 bbl
Oil Decline at Eff Date: -2592.16 %
Cum Oil at Eff Date: 4,911,085 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 8,580,099 | 0 |
| Historic Gross | 4,908,628 | 0 |
| Gross at Eff Date | 4,911,085 | 0 |
| Remaining Gross | 3,669,014 | 0 |
| Remaining Net | 2,366,439 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/16/2007
Time: 8:32 PM

Black Oaks & Nickel Town Combined - Low Case
Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 6 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2008 | 27 | 125 | 0 | 100 | 0 | 70.00 | 0.00 | 7,010 |
| 12/2009 | 95 | 2,539 | 0 | 2,035 | 0 | 70.00 | 0.00 | 142,416 |
| 12/2010 | 112 | 20,522 | 0 | 16,435 | 0 | 70.00 | 0.00 | 1,150,423 |
| 12/2011 | 112 | 31,399 | 0 | 25,172 | 0 | 70.00 | 0.00 | 1,762,060 |
| 12/2012 | 112 | 39,637 | 0 | 31,831 | 0 | 70.00 | 0.00 | 2,228,203 |
| 12/2013 | 112 | 43,781 | 0 | 29,517 | 0 | 70.00 | 0.00 | 2,066,225 |
| 12/2014 | 112 | 42,702 | 0 | 25,553 | 0 | 70.00 | 0.00 | 1,788,711 |
| 12/2015 | 112 | 41,651 | 0 | 24,679 | 0 | 70.00 | 0.00 | 1,727,540 |
| 12/2016 | 112 | 40,628 | 0 | 24,074 | 0 | 70.00 | 0.00 | 1,685,162 |
| 12/2017 | 112 | 39,631 | 0 | 23,484 | 0 | 70.00 | 0.00 | 1,643,889 |
| 12/2018 | 112 | 38,660 | 0 | 22,910 | 0 | 70.00 | 0.00 | 1,603,688 |
| 12/2019 | 112 | 37,714 | 0 | 22,350 | 0 | 70.00 | 0.00 | 1,564,532 |
| 12/2020 | 112 | 36,793 | 0 | 21,806 | 0 | 70.00 | 0.00 | 1,526,392 |
| 12/2021 | 112 | 35,896 | 0 | 21,275 | 0 | 70.00 | 0.00 | 1,489,241 |
| Remainder: | | 848,322 | 0 | 503,167 | 0 | 70.00 | 0.00 | 35,221,690 |
| Grand Total: | | 1,300,000 | 0 | 794,388 | 0 | 70.00 | 0.00 | 55,607,183 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 4,750 | 0 | -4,750 | 320,000 | -324,750 | -324,750 | -317,133 |
| 12/2008 | 80,250 | 79 | -73,319 | 5,443,165 | -5,516,484 | -5,841,234 | -5,016,873 |
| 12/2009 | 283,750 | 1,609 | -142,943 | 4,127,690 | -4,270,633 | -10,111,867 | -3,680,626 |
| 12/2010 | 336,000 | 13,000 | 801,423 | 0 | 801,423 | -9,310,444 | 606,349 |
| 12/2011 | 336,000 | 19,911 | 1,406,149 | 0 | 1,406,149 | -7,904,295 | 978,024 |
| 12/2012 | 336,000 | 25,179 | 1,867,024 | 0 | 1,867,024 | -6,037,270 | 1,180,372 |
| 12/2013 | 298,875 | 23,348 | 1,744,001 | 0 | 1,744,001 | -4,293,269 | 1,005,622 |
| 12/2014 | 240,225 | 20,212 | 1,528,274 | 0 | 1,528,274 | -2,764,995 | 800,743 |
| 12/2015 | 235,200 | 19,521 | 1,472,818 | 0 | 1,472,818 | -1,292,177 | 701,283 |
| 12/2016 | 235,200 | 19,042 | 1,430,920 | 0 | 1,430,920 | 138,743 | 619,394 |
| 12/2017 | 235,200 | 18,576 | 1,390,113 | 0 | 1,390,113 | 1,528,856 | 547,027 |
| 12/2018 | 235,200 | 18,122 | 1,350,367 | 0 | 1,350,367 | 2,879,222 | 483,079 |
| 12/2019 | 235,200 | 17,679 | 1,311,653 | 0 | 1,311,653 | 4,190,875 | 426,573 |
| 12/2020 | 235,200 | 17,248 | 1,273,944 | 0 | 1,273,944 | 5,464,820 | 376,645 |
| 12/2021 | 235,200 | 16,828 | 1,237,213 | 0 | 1,237,213 | 6,702,032 | 332,532 |
| Remainder: | 12,704,055 | 398,005 | 22,119,630 | 0 | 22,119,630 | 28,821,662 | 2,363,997 |
| Grand Total: | 16,266,305 | 628,361 | 38,712,517 | 9,890,855 | 28,821,662 | 28,821,662 | 1,407,007 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 28,821,662 |
| 5.00 % | 8,487,562 |
| 8.00 % | 3,508,633 |
| 9.00 % | 2,369,534 |
| 10.00 % | 1,407,007 |
| 12.00 % | -113,694 |
| 15.00 % | -1,696,579 |
| 20.00 % | -3,258,383 |
| 30.00 % | -4,575,114 |
| 50.00 % | -5,000,357 |
| 100.00 % | -4,183,522 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 11/2016 |
| Rate of Return: | 11.83 % |
| Return on Investment: | 3.91 |
| Disc Return on Invest: | 1.16 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 1,300,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 1,300,000 | 0 |
| Remaining Net | 794,388 | 0 |

Black Oaks & Nickel Town Combined - Low Case
Waterflood



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $28,821,662
Present Worth: $1,407,007
Rate of Return: 11.827 %
Return on Invest: 3.91
Payout Date: 11/2016

Oil at Effective Date: 0 bbl
Oil at Economic Limit: 1,258 bbl
Rem Oil (Decline): 1,300,000 bbl
Ult Oil (Decline): 1,300,000 bbl
Oil Decline at Eff Date: 0.00 %
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 1,300,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 1,300,000 | 0 |
| Remaining Net | 794,388 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/16/2007
Time: 8:35 PM

Black Oaks & Nickel Town Combined - Low Case
Proved Developed Producing + Development Drilling + Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 112 | 9,236 | 0 | 7,419 | 0 | 70.00 | 0.00 | 519,356 |
| 12/2008 | 167 | 70,264 | 0 | 56,585 | 0 | 70.00 | 0.00 | 3,960,963 |
| 12/2009 | 293 | 104,464 | 0 | 84,346 | 0 | 70.00 | 0.00 | 5,904,241 |
| 12/2010 | 319 | 111,613 | 0 | 89,994 | 0 | 70.00 | 0.00 | 6,299,549 |
| 12/2011 | 319 | 112,390 | 0 | 90,566 | 0 | 70.00 | 0.00 | 6,339,638 |
| 12/2012 | 319 | 111,854 | 0 | 90,133 | 0 | 70.00 | 0.00 | 6,309,343 |
| 12/2013 | 319 | 108,334 | 0 | 76,404 | 0 | 70.00 | 0.00 | 5,348,301 |
| 12/2014 | 319 | 100,551 | 0 | 60,578 | 0 | 70.00 | 0.00 | 4,240,438 |
| 12/2015 | 319 | 93,628 | 0 | 55,585 | 0 | 70.00 | 0.00 | 3,890,969 |
| 12/2016 | 319 | 87,453 | 0 | 51,913 | 0 | 70.00 | 0.00 | 3,633,906 |
| 12/2017 | 319 | 81,930 | 0 | 48,629 | 0 | 70.00 | 0.00 | 3,404,018 |
| 12/2018 | 319 | 76,975 | 0 | 45,683 | 0 | 70.00 | 0.00 | 3,197,825 |
| 12/2019 | 319 | 72,517 | 0 | 43,033 | 0 | 70.00 | 0.00 | 3,012,317 |
| 12/2020 | 319 | 68,493 | 0 | 40,641 | 0 | 70.00 | 0.00 | 2,844,893 |
| 12/2021 | 319 | 64,848 | 0 | 38,476 | 0 | 70.00 | 0.00 | 2,693,300 |
| Remainder: | | 1,094,465 | 0 | 649,054 | 0 | 70.00 | 0.00 | 45,433,779 |
| Grand Total: | | 2,369,014 | 0 | 1,529,041 | 0 | 70.00 | 0.00 | 107,032,838 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 105,870 | 5,869 | 407,617 | 510,000 | -102,383 | -102,383 | -98,644 |
| 12/2008 | 620,410 | 44,759 | 3,295,794 | 12,188,165 | -8,892,371 | -8,994,754 | -8,169,742 |
| 12/2009 | 1,045,030 | 66,718 | 4,792,493 | 6,692,690 | -1,900,197 | -10,894,951 | -1,727,454 |
| 12/2010 | 1,130,880 | 71,185 | 5,097,484 | 0 | 5,097,484 | -5,797,466 | 3,903,733 |
| 12/2011 | 1,130,880 | 71,638 | 5,137,120 | 0 | 5,137,120 | -660,346 | 3,581,296 |
| 12/2012 | 1,130,880 | 71,296 | 5,107,167 | 0 | 5,107,167 | 4,446,821 | 3,235,654 |
| 12/2013 | 1,003,995 | 60,436 | 4,283,871 | 0 | 4,283,871 | 8,730,692 | 2,470,939 |
| 12/2014 | 808,353 | 47,917 | 3,384,168 | 0 | 3,384,168 | 12,114,860 | 1,774,368 |
| 12/2015 | 791,616 | 43,968 | 3,055,385 | 0 | 3,055,385 | 15,170,245 | 1,455,501 |
| 12/2016 | 791,616 | 41,063 | 2,801,227 | 0 | 2,801,227 | 17,971,472 | 1,213,093 |
| 12/2017 | 791,616 | 38,465 | 2,573,937 | 0 | 2,573,937 | 20,545,409 | 1,013,313 |
| 12/2018 | 791,616 | 36,135 | 2,370,073 | 0 | 2,370,073 | 22,915,482 | 848,219 |
| 12/2019 | 791,616 | 34,039 | 2,186,662 | 0 | 2,186,662 | 25,102,144 | 711,424 |
| 12/2020 | 791,616 | 32,147 | 2,021,130 | 0 | 2,021,130 | 27,123,274 | 597,782 |
| 12/2021 | 791,616 | 30,434 | 1,871,250 | 0 | 1,871,250 | 28,994,525 | 503,132 |
| Remainder: | 18,980,759 | 513,402 | 25,939,619 | 0 | 25,939,619 | 54,934,143 | 2,962,319 |
| Grand Total: | 31,498,369 | 1,209,471 | 74,324,998 | 19,390,855 | 54,934,143 | 54,934,143 | 14,274,933 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 54,934,143 |
| 5.00 % | 26,239,943 |
| 8.00 % | 18,060,223 |
| 9.00 % | 16,041,942 |
| 10.00 % | 14,274,933 |
| 12.00 % | 11,335,422 |
| 15.00 % | 8,002,590 |
| 20.00 % | 4,239,129 |
| 30.00 % | 109,392 |
| 50.00 % | -3,068,482 |
| 100.00 % | -4,345,947 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | 30.40 % |
| Return on Investment: | 3.83 |
| Disc Return on Invest: | 1.82 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 7,280,099 | 0 |
| Historic Gross | 4,908,628 | 0 |
| Gross at Eff Date | 4,911,085 | 0 |
| Remaining Gross | 2,369,014 | 0 |
| Remaining Net | 1,529,041 | 0 |

Black Oaks & Nickel Town Combined - Low Case
Proved Developed Producing + Development Drilling + Waterflood



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $54,934,143
Present Worth: $14,274,933
Rate of Return: 30.395 %
Return on Invest: 3.83
Payout Date: n/a

Oil at Effective Date: 2,504 bbl
Oil at Economic Limit: 1,258 bbl
Rem Oil (Decline): 2,369,014 bbl
Ult Oil (Decline): 7,280,099 bbl
Oil Decline at Eff Date: -2592.16 %
Cum Oil at Eff Date: 4,911,085 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 7,280,099 | 0 |
| Historic Gross | 4,908,628 | 0 |
| Gross at Eff Date | 4,911,085 | 0 |
| Remaining Gross | 2,369,014 | 0 |
| Remaining Net | 1,529,041 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/16/2007
Time: 8:38 PM

Black Oaks & Nickel Town Combined - High Case
Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 6 | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0 |
| 12/2008 | 27 | 165 | 0 | 132 | 0 | 70.00 | 0.00 | 9,263 |
| 12/2009 | 95 | 7,674 | 0 | 6,152 | 0 | 70.00 | 0.00 | 430,613 |
| 12/2010 | 112 | 133,113 | 0 | 106,825 | 0 | 70.00 | 0.00 | 7,477,724 |
| 12/2011 | 112 | 242,796 | 0 | 195,426 | 0 | 70.00 | 0.00 | 13,679,801 |
| 12/2012 | 112 | 250,109 | 0 | 201,348 | 0 | 70.00 | 0.00 | 14,094,385 |
| 12/2013 | 112 | 240,927 | 0 | 166,918 | 0 | 70.00 | 0.00 | 11,684,254 |
| 12/2014 | 112 | 223,974 | 0 | 134,582 | 0 | 70.00 | 0.00 | 9,420,759 |
| 12/2015 | 112 | 208,225 | 0 | 123,524 | 0 | 70.00 | 0.00 | 8,646,650 |
| 12/2016 | 112 | 193,593 | 0 | 114,837 | 0 | 70.00 | 0.00 | 8,038,617 |
| 12/2017 | 112 | 179,999 | 0 | 106,768 | 0 | 70.00 | 0.00 | 7,473,733 |
| 12/2018 | 112 | 167,368 | 0 | 99,270 | 0 | 70.00 | 0.00 | 6,948,908 |
| 12/2019 | 112 | 155,632 | 0 | 92,304 | 0 | 70.00 | 0.00 | 6,461,275 |
| 12/2020 | 112 | 144,726 | 0 | 85,831 | 0 | 70.00 | 0.00 | 6,008,173 |
| 12/2021 | 112 | 134,591 | 0 | 79,816 | 0 | 70.00 | 0.00 | 5,587,136 |
| Remainder: | | 1,617,108 | 0 | 958,143 | 0 | 70.00 | 0.00 | 67,070,044 |
| Grand Total: | | 3,900,000 | 0 | 2,471,876 | 0 | 70.00 | 0.00 | 173,031,334 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 4,750 | 0 | -4,750 | 320,000 | -324,750 | -324,750 | -317,133 |
| 12/2008 | 80,250 | 105 | -71,092 | 5,443,165 | -5,514,257 | -5,839,007 | -5,014,879 |
| 12/2009 | 283,750 | 4,866 | 141,997 | 4,127,690 | -3,985,693 | -9,824,700 | -3,446,510 |
| 12/2010 | 336,000 | 84,498 | 7,057,225 | 0 | 7,057,225 | -2,767,475 | 5,335,971 |
| 12/2011 | 336,000 | 154,582 | 13,189,219 | 0 | 13,189,219 | 10,421,744 | 9,189,840 |
| 12/2012 | 336,000 | 159,267 | 13,599,118 | 0 | 13,599,118 | 24,020,862 | 8,615,805 |
| 12/2013 | 298,875 | 132,032 | 11,253,347 | 0 | 11,253,347 | 35,274,209 | 6,490,284 |
| 12/2014 | 240,225 | 106,455 | 9,074,079 | 0 | 9,074,079 | 44,348,288 | 4,757,003 |
| 12/2015 | 235,200 | 97,707 | 8,313,743 | 0 | 8,313,743 | 52,662,031 | 3,960,031 |
| 12/2016 | 235,200 | 90,836 | 7,712,581 | 0 | 7,712,581 | 60,374,612 | 3,339,715 |
| 12/2017 | 235,200 | 84,453 | 7,154,080 | 0 | 7,154,080 | 67,528,692 | 2,816,250 |
| 12/2018 | 235,200 | 78,523 | 6,635,186 | 0 | 6,635,186 | 74,163,878 | 2,374,533 |
| 12/2019 | 235,200 | 73,012 | 6,153,062 | 0 | 6,153,062 | 80,316,940 | 2,001,817 |
| 12/2020 | 235,200 | 67,892 | 5,705,081 | 0 | 5,705,081 | 86,022,021 | 1,687,340 |
| 12/2021 | 235,200 | 63,135 | 5,288,801 | 0 | 5,288,801 | 91,310,822 | 1,422,021 |
| Remainder: | 9,852,535 | 757,891 | 56,459,618 | 0 | 56,459,618 | 147,770,440 | 7,422,156 |
| Grand Total: | 13,414,785 | 1,955,254 | 157,661,295 | 9,890,855 | 147,770,440 | 147,770,440 | 50,634,246 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 147,770,440 |
| 5.00 % | 81,017,529 |
| 8.00 % | 60,426,656 |
| 9.00 % | 55,225,920 |
| 10.00 % | 50,634,246 |
| 12.00 % | 42,918,676 |
| 15.00 % | 34,060,191 |
| 20.00 % | 23,923,176 |
| 30.00 % | 12,598,772 |
| 50.00 % | 3,440,076 |
| 100.00 % | -1,679,225 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 03/2011 |
| Rate of Return: | 71.12 % |
| Return on Investment: | 15.94 |
| Disc Return on Invest: | 6.74 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 3,900,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 3,900,000 | 0 |
| Remaining Net | 2,471,876 | 0 |

Black Oaks & Nickel Town Combined - High Case
Waterflood



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $147,770,440
Present Worth: $50,634,246
Rate of Return: 71.122 %
Return on Invest: 15.94
Payout Date: 03/2011

Oil at Effective Date: 0 bbl
Oil at Economic Limit: 610 bbl
Rem Oil (Decline): 3,900,000 bbl
Ult Oil (Decline): 3,900,000 bbl
Oil Decline at Eff Date: 0.00 %
Cum Oil at Eff Date: 0 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

## Economics Summary:

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 3,900,000 | 0 |
| Historic Gross | 0 | 0 |
| Gross at Eff Date | 0 | 0 |
| Remaining Gross | 3,900,000 | 0 |
| Remaining Net | 2,471,876 | 0 |

EnerJex Resources Interests
Based on Constant $70/Bbl

Date: 10/16/2007
Time: 8:40 PM

Black Oaks & Nickel Town Combined - High Case
Proved Developed Producing + Development Drilling + Waterflood

| Date | Well Count | Gross Production Oil (Bbl) | Gas (Mcf) | Net Production Oil (Bbl) | Gas (Mcf) | Average Prices Oil ($/Bbl) | Gas ($/Mcf) | Sales Total ($) |
|---|---|---|---|---|---|---|---|---|
| 12/2007 | 112 | 9,236 | 0 | 7,419 | 0 | 70.00 | 0.00 | 519,356 |
| 12/2008 | 167 | 70,304 | 0 | 56,617 | 0 | 70.00 | 0.00 | 3,963,216 |
| 12/2009 | 293 | 109,599 | 0 | 88,463 | 0 | 70.00 | 0.00 | 6,192,438 |
| 12/2010 | 319 | 224,204 | 0 | 180,384 | 0 | 70.00 | 0.00 | 12,626,850 |
| 12/2011 | 319 | 323,787 | 0 | 260,820 | 0 | 70.00 | 0.00 | 18,257,378 |
| 12/2012 | 319 | 322,326 | 0 | 259,650 | 0 | 70.00 | 0.00 | 18,175,525 |
| 12/2013 | 319 | 305,480 | 0 | 213,805 | 0 | 70.00 | 0.00 | 14,966,331 |
| 12/2014 | 319 | 281,823 | 0 | 169,607 | 0 | 70.00 | 0.00 | 11,872,485 |
| 12/2015 | 319 | 260,201 | 0 | 154,430 | 0 | 70.00 | 0.00 | 10,810,080 |
| 12/2016 | 319 | 240,418 | 0 | 142,677 | 0 | 70.00 | 0.00 | 9,987,361 |
| 12/2017 | 319 | 222,298 | 0 | 131,912 | 0 | 70.00 | 0.00 | 9,233,863 |
| 12/2018 | 319 | 205,683 | 0 | 122,043 | 0 | 70.00 | 0.00 | 8,543,045 |
| 12/2019 | 319 | 190,434 | 0 | 112,987 | 0 | 70.00 | 0.00 | 7,909,060 |
| 12/2020 | 319 | 176,425 | 0 | 104,667 | 0 | 70.00 | 0.00 | 7,326,674 |
| 12/2021 | 319 | 163,543 | 0 | 97,017 | 0 | 70.00 | 0.00 | 6,791,195 |
| Remainder: | | 1,863,252 | 0 | 1,104,030 | 0 | 70.00 | 0.00 | 77,282,134 |
| Grand Total: | | 4,969,014 | 0 | 3,206,528 | 0 | 70.00 | 0.00 | 224,456,989 |

| Date | Operating Expenses ($) | Taxes ($) | Operating Income ($) | Other Costs ($) | Periodic Cash Flow ($) | Cumulative Cash Flow ($) | 10% Cash Flow ($) |
|---|---|---|---|---|---|---|---|
| 12/2007 | 105,870 | 5,869 | 407,617 | 510,000 | -102,383 | -102,383 | -98,644 |
| 12/2008 | 620,410 | 44,784 | 3,298,021 | 12,188,165 | -8,890,144 | -8,992,526 | -8,167,748 |
| 12/2009 | 1,045,030 | 69,975 | 5,077,433 | 6,692,690 | -1,615,257 | -10,607,783 | -1,493,339 |
| 12/2010 | 1,130,880 | 142,683 | 11,353,286 | 0 | 11,353,286 | 745,503 | 8,633,355 |
| 12/2011 | 1,130,880 | 206,308 | 16,920,190 | 0 | 16,920,190 | 17,665,693 | 11,793,112 |
| 12/2012 | 1,130,880 | 205,383 | 16,839,261 | 0 | 16,839,261 | 34,504,954 | 10,671,088 |
| 12/2013 | 1,003,995 | 169,120 | 13,793,216 | 0 | 13,793,216 | 48,298,170 | 7,955,602 |
| 12/2014 | 808,353 | 134,159 | 10,929,973 | 0 | 10,929,973 | 59,228,143 | 5,730,627 |
| 12/2015 | 791,616 | 122,154 | 9,896,310 | 0 | 9,896,310 | 69,124,454 | 4,714,250 |
| 12/2016 | 791,616 | 112,857 | 9,082,888 | 0 | 9,082,888 | 78,207,341 | 3,933,415 |
| 12/2017 | 791,616 | 104,343 | 8,337,904 | 0 | 8,337,904 | 86,545,245 | 3,282,536 |
| 12/2018 | 791,616 | 96,536 | 7,654,892 | 0 | 7,654,892 | 94,200,137 | 2,739,673 |
| 12/2019 | 791,616 | 89,372 | 7,028,072 | 0 | 7,028,072 | 101,228,209 | 2,286,668 |
| 12/2020 | 791,616 | 82,791 | 6,452,267 | 0 | 6,452,267 | 107,680,476 | 1,908,477 |
| 12/2021 | 791,616 | 76,741 | 5,922,839 | 0 | 5,922,839 | 113,603,314 | 1,592,621 |
| Remainder: | 16,129,239 | 873,288 | 60,279,607 | 0 | 60,279,607 | 173,882,921 | 8,020,478 |
| Grand Total: | 28,646,849 | 2,536,364 | 193,273,776 | 19,390,855 | 173,882,921 | 173,882,921 | 63,502,172 |

**Discount Present Worth:**

| | |
|---|---|
| 0.00 % | 173,882,921 |
| 5.00 % | 98,769,910 |
| 8.00 % | 74,978,245 |
| 9.00 % | 68,898,327 |
| 10.00 % | 63,502,172 |
| 12.00 % | 54,367,791 |
| 15.00 % | 43,759,360 |
| 20.00 % | 31,420,688 |
| 30.00 % | 17,283,278 |
| 50.00 % | 5,371,950 |
| 100.00 % | -1,841,650 |

**Economic Dates:**

| | |
|---|---|
| Effective Date | 10/2007 |
| Calculated Limit | 09/2057 |
| Economic Life | 600 Months |
| | 50 Years 0 Months |

**Economics Information:**

| | |
|---|---|
| Net Payout Date: | 10/2007 |
| Rate of Return: | 76.14 % |
| Return on Investment: | 9.97 |
| Disc Return on Invest: | 4.64 |

**Economics Summary:**

| | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 9,880,099 | 0 |
| Historic Gross | 4,908,628 | 0 |
| Gross at Eff Date | 4,911,085 | 0 |
| Remaining Gross | 4,969,014 | 0 |
| Remaining Net | 3,206,528 | 0 |

Black Oaks & Nickel Town Combined - High Case
Proved Developed Producing + Development Drilling + Waterflood



Economic Limit: 09/2057
Economic Life: 600 mo
Future Net Revenue: $173,882,921
Present Worth: $63,502,172
Rate of Return: 76.139 %
Return on Invest: 9.97
Payout Date: n/a

Oil at Effective Date: 2,504 bbl
Oil at Economic Limit: 610 bbl
Rem Oil (Decline): 4,969,014 bbl
Ult Oil (Decline): 9,880,099 bbl
Oil Decline at Eff Date: -2592.16 %
Cum Oil at Eff Date: 4,911,085 bbl

Gas at Effective Date: 0 mcf
Gas at Economic Limit: 0 mcf
Rem Gas (Decline): 0 mcf
Ult Gas (Decline): 0 mcf
Gas Decline at Eff Date: 0.00 %
Cum Gas at Eff Date: 0 mcf

Water at Effective Date: 0 bbl
Water at Economic Limit: 0 bbl
Rem Water (Decline): 0 bbl
Ult Water (Decline): 0 bbl
Water Decline at Eff Date: 0.00 %
Cum Water at Eff Date: 0 bbl

Inj at Effective Date: 0 bbl
Inj at Economic Limit: 0 bbl
Rem Inj (Decline): 0 bbl
Ult Inj (Decline): 0 bbl
Inj Decline at Eff Date: 0.00 %
Cum Inj at Eff Date: 0 bbl

**Economics Summary:**

|  | Bbl Oil | Mcf Gas |
|---|---|---|
| Ultimate Gross | 9,880,099 | 0 |
| Historic Gross | 4,908,628 | 0 |
| Gross at Eff Date | 4,911,085 | 0 |
| Remaining Gross | 4,969,014 | 0 |
| Remaining Net | 3,206,528 | 0 |